Deutsche Bank Interim Report as of September 30, 2006
Deutsche Bank – The Group at a Glance

	Nine months ended
	Sep 30, 2006	Sep 30, 2005

Share price at period end	€95.16	€77.82
Share price high	€100.20	€78.50
Share price low	€80.74	€60.90
Basic earnings per share	€9.29	€6.52
Diluted earnings per share[1]	€8.11	€5.95
Average shares outstanding, in m., basic	449	466
Average shares outstanding, in m., diluted	511	506
Return on average total shareholders’ equity (after tax)	18.4%	14.9%
Adjusted return on average active equity (after tax)	20.8%	18.4%
Pre-tax return on average total shareholders’ equity	27.6%	24.8%
Pre-tax return on average active equity	31.6%	27.6%
Cost/income ratio	69.5%	72.1%

	in € m.	in € m.
Total revenues	21,182	19,102
Provision for loan losses	206	256
Total noninterest expenses	14,724	13,771
Income before income tax expense and cumulative effect of accounting changes	6,252	5,075
Net income	4,172	3,042

Underlying revenues	20,755	18,439
Provision for credit losses	152	252
Operating cost base	14,627	13,268
Underlying pre-tax profit	5,949	4,886
Underlying pre-tax return on average active equity	30.1%	26.6%
Underlying cost/income ratio	70.5%	72.0%

	Sep 30, 2006	Dec 31, 2005
	in € bn.	in € bn.
Total assets	1,097	992
Loans, net	177	151
Shareholders’ equity	31.1	29.9

BIS core capital ratio (Tier I)	8.9%	8.7%

	Number	Number
Branches	1,609	1,588
thereof in Germany	835	836
Employees (full-time equivalent)	67,474	63,427
thereof in Germany	26,332	26,336

Long-term rating
Moody’s Investors Service, New York	Aa3	Aa3
Standard & Poor’s, New York	AA–	AA–
Fitch Ratings, New York	AA–	AA–
The reconciliation of average active equity, underlying measures and ratios from reported figures is provided on pages 47 and 48 of this report.

[1]	Including numerator effect of assumed conversions. The effect for the nine months ended September 30, 2006 and 2005 was € (0.05) and € (0.06), respectively.
Due to rounding, numbers presented throughout this document may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures.

Discussion of Results
Deutsche Bank reported income before income taxes of €  1.8 billion, and net income of €  1.2 billion, for the third quarter 2006. Reported pre-tax return on average active equity was 27%. Per the Group’s target definition, which excludes restructuring charges and substantial gains on sale of industrial holdings, pre-tax return on average active equity was 26%, equal to the prior year quarter, while diluted earnings per share for the quarter were €  2.45, compared to €  1.89 in the prior year quarter.
     For the first nine months of 2006, income before income taxes was €  6.3 billion. Reported pre-tax return on average active equity was 32%. Pre-tax return on average active equity, per target definition, was also 32%, compared to 28% in the first nine months of 2005. Net income was €  4.2 billion, up 37% versus the prior year period. Diluted earnings per share for the first nine months were €  8.11, compared to €  5.95 in the prior year period.
Group Highlights
Net revenues for the quarter were €  6.4 billion, compared to €  6.6 billion in the third quarter 2005. In the third quarter 2005, net revenues included a €  337 million gain on the partial sale of the bank’s holding in DaimlerChrysler AG. Net revenues in the third quarter 2006 included a gain of €  92 million from the sale of a number of Linde AG shares corresponding approximately to those acquired during the quarter in the capital increase of the company. In addition, net revenues in the current quarter included €  125 million from the settlement of insurance claims in respect of business interruption losses and costs related to the terrorist attacks of September 11, 2001 in the
United States.
     For the first nine months of 2006, Group net revenues were €  21.2 billion, up 11% versus the first nine months of 2005.
     In the Corporate and Investment Bank (CIB), revenues were €  4.0 billion, essentially unchanged from the third quarter in 2005 despite lower levels of market activity in some key products compared to the prior year period. Revenues in Sales & Trading (Debt and other products) were €  2.0 billion, the best ever for a third quarter, while revenues in Sales & Trading (Equity) were €  700 million, 32% lower than in the third quarter 2005, principally reflecting lower revenues in proprietary trading, which were nevertheless positive. Revenues in Origination and Advisory rose 12% to €  642 million, reflecting best-ever quarterly revenues in Advisory and strong growth in Debt Origination. Revenues in Global Transaction Banking rose 10% to €  541 million, reflecting growth in Cash Management and Trust & Securities Services.
In Private Clients and Asset Management (PCAM), revenues were €  2.1 billion, marginally below levels of the third quarter 2005. Revenues in Asset Management were lower than in the prior year period, which included gains on the sale of businesses as well as the revenues from those businesses. Brokerage revenues in the current quarter were lower, reflecting reduced investor activity after the market volatility of the second quarter 2006, but this effect was offset by revenue growth in loans/deposits in Private & Business Clients (PBC). PCAM’s invested assets grew by €  35 billion, including €  13 billion of net inflows of new money, during the quarter.

     Provision for credit losses, which includes provisions for both loan losses and off-balance sheet positions (the latter reported in noninterest expenses), was €  70 million in the third quarter, down from €  91 million in the third quarter 2005. Provisions in CIB continued to benefit from recoveries and releases, while provisions in PCAM principally reflected PBC’s strategy of growth in consumer lending. Problem loans at the end of the third quarter were €  3.5 billion, unchanged from the previous quarter.
     Noninterest expenses for the quarter were €  4.5 billion, down from €  4.7 billion in the third quarter 2005. The reported cost/income ratio was 71%, compared to 70% in the prior year quarter. Restructuring charges were €  18 million, down from €  156 million in the prior year quarter. The operating cost base, which excludes restructuring and other items, was €  4.5 billion, up 1% compared to the third quarter 2005. Compensation costs were €  2.8 billion, up 2% versus the third quarter 2005, while the reported compensation ratio was 44%. The underlying compensation ratio was 45%, the same as in the prior year quarter. Non-compensation operating costs were essentially unchanged from the prior year quarter at €  1.7 billion.
     For the first nine months, noninterest expenses were €  14.7 billion, up 7% compared to the first nine months of 2005, while the operating cost base was €  14.6 billion, up 10%, primarily reflecting variable compensation costs related to improved operating performance. On both a reported and an underlying basis, the cost-income ratio was 70%, down from 72% in 2005.
     Income before income taxes for the quarter was €  1.8 billion, compared to €  1.9 billion in the third quarter 2005. Reported pre-tax return on average active equity was 27%, compared to 29% in the prior year quarter. Per the bank’s target definition (which excludes restructuring charges, and substantial gains from sales of industrial holdings), pre-tax return on average active equity was 26%, equal to the prior year quarter.
     For the first nine months, income before income taxes rose 23% to €  6.3 billion, while reported pre-tax return on average active equity was 32%, compared to 28% in 2005. Per the bank’s target definition, nine-month pre-tax return on average active equity was also 32%, up from 28% in 2005.
     Net income for the quarter was €  1.2 billion, up 25% versus the third quarter 2005. The effective tax rate for the quarter was 31%, compared to 47% for the prior year quarter which included the impact of tax reversal on the partial sale of the bank’s stake in DaimlerChrysler AG. The effective tax rate in the current quarter of 31%, compared to 34% in the second quarter of 2006, reflected the impact of tax free capital gains and tax audit settlements. Diluted earnings per share for the quarter were €  2.45, up 30% versus the prior year quarter. For the first nine months, net income rose 37% to €  4.2 billion, while diluted earnings per share were €  8.11, up 36% versus 2005, and €  1.16 higher than in the full year 2005.

     The BIS Tier 1 ratio rose to 8.9% at the end of the third quarter, up from 8.7% at the end of the second quarter and within the bank’s target range of between 8% and 9%. Deutsche Bank reaffirmed its capital management strategy, which combines the funding of business growth with generating attractive returns for shareholders. The bank increased risk-weighted assets by €  9 billion to €  271 billion during the quarter. Share repurchases also continued, although at lower volumes than during the first and second quarters, reflecting the capital requirements of recently-announced acquisitions. The bank repurchased 1.6 million shares during the quarter, at an average price of €  88.66 per share.
Business Segment Review
Corporate and Investment Bank Group Division (CIB)
CIB recorded income before income taxes of €  1.1 billion in the third quarter 2006, a decrease of €  132 million, or 11%, compared with the very strong third quarter 2005. The current quarter included restructuring charges of €  10 million compared to €  55 million in the third quarter of 2005. Underlying pre-tax profit, which excludes restructuring charges, was also €  1.1 billion in the current quarter and lower by €  177 million, or 13%, than in the third quarter 2005.
Corporate Banking & Securities (CB&S)
Sales & Trading (Debt and other products) generated revenues of €  2.0 billion in the third quarter 2006, an increase of 8% versus the previous record third quarter performance in 2005. Lower levels of business activity across virtually all products in July and August were partially offset by stronger customer flows in September. As a result, revenues were lower in distressed debt, foreign exchange and Emerging Markets Debt. Revenue growth compared to last year’s third quarter was mostly achieved in the Structured Credit and Global Rates businesses, with money markets also performing strongly.
     Sales & Trading (Equity) generated revenues of €  700 million, a decrease of 32% versus the third quarter 2005. Core customer business lines performed well, despite seasonally subdued order flows during early summer. Equity Derivatives, in particular, grew year on year, reflecting both the development of client solutions and overall revenues. Emerging Markets also remained strong, due in part to the market share gains made through successive bolt-on acquisitions in strategic markets such as Russia and Turkey. Revenues in Equity Proprietary Trading were marginally positive for the quarter as a whole, but substantially lower than in the third quarter 2005. This development accounted for most of the year-on-year reduction in Equity revenues.
     Origination and Advisory generated revenues of €  642 million in the third quarter 2006, up by €  71 million, or 12%, compared with the same period last year. Origination (Debt) revenues increased and Deutsche Bank maintained a top 5 position globally for the first nine months 2006 in the fee league tables in both high-grade and high-yield bonds, as well as in syndicated loans. Origination (Equity) revenues declined consistent with a slowdown in global equity origination markets and the related fee pool. Deutsche Bank’s market share of equity fee pool doubled in the U.S. while our ranking in Asia Pacific excluding Japan also improved. Advisory set a quarterly record for revenue reflecting higher market volumes globally and market share gains in Europe, Asia Pacific and Japan as measured by fee pool. In European M&A, Deutsche Bank gained two places and achieved a top two position by fee pool (sources for all rankings, market volume and fee pool data: Thomson Financial, Dealogic).

     Loan products revenues were €  203 million for the third quarter of 2006, a 15% decrease from the same period in 2005, driven by lower net interest and fee income.
     In provision for credit losses, which includes both provisions for loan losses and for off-balance sheet positions (the latter reported in noninterest expenses), CB&S recorded a net release of €  19 million in the third quarter 2006, compared to a net increase of €  8 million in the same quarter last year. Recoveries and releases from various successful workouts more than offset the level of new provisions.
     Noninterest expenses in CB&S increased by 3% to €  2.5 billion. Restructuring charges in the third quarter of 2006 were €  9 million compared to €  46 million in the third quarter 2005. The operating cost base, which excludes these charges, was also €  2.5 billion in the third quarter 2006, and increased by 6% compared to the same period last year, largely driven by higher non-performance related compensation costs.
     Income before income taxes in CB&S of €  957 million in the third quarter 2006 decreased by €  174 million, or 15%, compared to the same quarter last year. Underlying pre-tax profit, which excludes restructuring charges, was €  966 million in the quarter, down €  211 million, or 18%, versus the third quarter 2005.
Global Transaction Banking (GTB)
Revenues from Transaction Services were €  541 million in the third quarter 2006, an increase of €  47 million, or 10%, compared with the same period last year. Revenue growth was mainly achieved in our Cash Management and Trust & Securities Services (TSS) businesses. The Cash Management payments business generated significantly higher income due to improved interest margins, increased deposit balances in all regions and improved transaction volume in euro clearing. Revenues from issuer-related services in TSS increased in line with capital markets activity, as did domestic custody revenues.
     GTB recorded a net release of €  9 million in provision for credit losses in the third quarter 2006 compared to a net release of €  4 million for the same period last year. Provision for credit losses includes both provisions for loan losses and for off-balance sheet positions (the latter reported in noninterest expenses).
     GTB’s noninterest expenses of €  369 million in the third quarter 2006 increased by 1% compared to the third quarter 2005. Restructuring charges declined from €  9 million in the third quarter last year to €  1 million in the current quarter. The operating cost base, which excludes restructuring charges and provision for off-balance sheet positions (the latter reported in provision for credit losses), was €  381 million in the third quarter 2006, an increase of €  18 million, or 5%, compared to the third quarter 2005. The cost-income ratio, both on a reported and an underlying basis, improved by 4 percentage points from the prior year period.

     GTB’s income before income taxes was €  168 million in the third quarter 2006, an increase of €  41 million, or 33%, compared to the same quarter 2005. Underlying pre-tax profit was €  169 million, up €  34 million, or 25%, compared to the third quarter 2005.
Private Clients and Asset Management Group Division (PCAM)
Invested assets in PCAM grew significantly by €  35 billion from €  852 billion at the end of the second quarter 2006 to €  887 billion at the end of the current quarter. The increase was driven by market appreciation and net new asset inflows, which on a year-to-date basis already exceeded full year 2005 inflows. Loan volumes increased to €  88 billion at the end of the third quarter 2006, reflecting the progress in PCAM’s growth strategy in this area. Sales volumes in investment products decreased, driven by lower customer activity after corrections in equity markets in the second quarter this year and also reflecting typical seasonal patterns.
     Net revenues of €  2.1 billion in PCAM declined by €  94 million, or 4%, compared to the third quarter last year. More than half of the decline was attributable to the non-recurrence of net gains of €  49 million on the sale of businesses recorded in the third quarter 2005. The balance of the remaining decline was in underlying revenues, which decreased by €  44 million, or 2%, mainly reflecting the absence of revenues in 2006 from the sold businesses.
     Income before income taxes was €  429 million, an increase of €  21 million, or 5%, compared to the third quarter 2005. The increase was primarily due to €  93 million lower restructuring charges, partly offset by the aforementioned net gain from the sale of businesses last year. Underlying pre-tax profit, which excludes gains from business disposals and restructuring charges, was €  436 million in the third quarter 2006, down €  23 million, or 5%, compared to the third quarter last year. The decline mainly reflected additional costs from the repositioning and growth of our AWM franchise.
Asset and Wealth Management (AWM)
AWM gathered net new invested assets of €  12 billion during the third quarter 2006, the highest inflows in the past six quarters. Asset Management (AM) and Private Wealth Management (PWM) each contributed €  6 billion to this development. In the first nine months of 2006, AWM attracted net new invested assets of €  20 billion. This positive trend was driven by an overall increase in sales force productivity.
     Net revenues of €  904 million in AWM in the third quarter 2006 decreased by €  110 million, or 11%, compared to the third quarter last year, which included a net gain of €  42 million on the sale of a substantial part of our UK- and Philadelphia-based AM businesses. Underlying revenues, which exclude this disposal gain, declined by €  68 million, or 7%. Portfolio/fund management revenues (AM) decreased by €  62 million, or 11%, compared to prior year’s third quarter, driven primarily by the non-recurrence in 2006 of revenues from the aforementioned sold businesses. Portfolio/ fund management revenues (PWM) increased by 5%, mainly reflecting the growth in invested assets achieved since the third quarter last year. Brokerage revenues declined by 3% due to lower client activity after corrections in the equity markets in the second quarter this year. This decline was mostly offset by higher Loan/deposit revenues, which increased by 11%, mainly reflecting higher deposit volumes. Revenues from Other products declined by €  52 million, primarily due to the aforementioned disposal gain in 2005, and also reflecting the deconsolidation of Deutsche Wohnen AG, a real estate investment company, at the beginning of the current quarter.

     Noninterest expenses decreased by €  114 million, or 14%, compared to the third quarter last year. The decline was driven by a reduction of €  67 million in restructuring charges and of €  14 million in minority interest, which mainly reflected the deconsolidation of Deutsche Wohnen AG. The operating cost base, which excludes restructuring charges and minority interest, decreased by €  32 million, or 4%, driven by the non-recurrence of operating costs from the aforementioned sold businesses. This was partly offset by the impact of continued investments in PWM, with an increase of more than 350 employees since the third quarter last year, and by expenses related to the reorganisation of the AM platform, mainly in the United States.
     Income before income taxes in AWM in the current quarter was €  180 million, a slight increase of €  4 million, or 2%, compared to the third quarter last year. Underlying pre-tax profit, which excludes gains on the disposal of businesses and restructuring charges, declined by €  22 million, or 11%, to €  183 million reflecting, after adjusting for deconsolidation effects, stable revenues in a more challenging market environment and incremental costs related to the repositioning of our Asset Management platform and investments in the growth strategy of PWM.
Private & Business Clients (PBC)
In the third quarter 2006, PBC successfully continued to grow its business volumes. Loan volumes increased to €  76 billion, up €  1 billion, compared to the end of the second quarter 2006 and up €  4 billion, compared to year end 2005. Invested assets grew to €  169 billion with net new assets of €  2 billion in the current quarter. In the first nine months of 2006, PBC gathered net new invested assets of €  4 billion. Securities brokerage transactions decreased in the third quarter 2006 reflecting lower customer activity after the corrections in the equity markets in the second quarter of this year. At the same time, customers shifted investment focus from mutual funds to certificate products resulting in lower brokerage margins in the current quarter.
     Net revenues were slightly above the level of the previous year’s third quarter, which included gains of €  8 million from the sale of businesses. Underlying revenues, which do not reflect such disposal gains, grew by €  24 million, or 2%. In particular, Loan/deposit business revenues rose significantly by €  55 million, or 10%, as a result of growth in business volumes and stable margins. Revenues from Brokerage products declined in light of the aforementioned decrease in customer activity and the shift in choice of investment products.
     The provision for credit losses, which includes both provisions for loan losses and for off-balance sheet positions (the latter reported in noninterest expenses), was €  99 million in the third quarter 2006, which represents an increase of €  8 million, or 9%, compared to the same quarter last year and is in line with the increased asset volumes.
     Noninterest expenses in PBC decreased by €  8 million, or 1%, compared to the third quarter last year. The main reason for this decline was lower restructuring charges, which decreased from €  29 million in the third quarter 2005 to €  4 million in the current quarter. The operating cost base, which excludes these charges, increased by €  17 million, or 2%, in the same period. The increase mainly reflected the effects of continued investments in growth products and regions, in particular in Eastern Europe and Asia.
     Income before income taxes was €  249 million in the third quarter 2006, compared to €  232 million in the third quarter last year. Underlying pre-tax profit, which excludes gains from the disposal of businesses as well as restructuring charges, was €  252 million in the current quarter, in line with the previous year’s third quarter and was above the €  250 million level for the fifth consecutive quarter.

Corporate Investments Group Division (CI)
CI’s income before income taxes was €  128 million in the third quarter 2006, reflecting gains of €  114 million from the sale of industrial holdings, mainly from the investment in Linde AG. Deutsche Bank participated in Linde AG’s capital increase early in the quarter, and subsequently sold a number of shares corresponding approximately to those acquired in the capital increase, resulting in a gain of €  92 million. In the third quarter last year, income before income taxes of €  375 million included industrial holdings gains of €  337 million from the partial sale of the bank’s investment in DaimlerChrysler AG.
     Excluding such gains on industrial holdings, and other gains/losses related to principal investments or own used premises, CI recorded an underlying pre-tax loss of €  38 million in the current quarter compared to a loss of €  33 million in the same period last year.
Consolidation & Adjustments
In the third quarter 2006, Consolidation & Adjustments recorded income before income taxes of €  99 million compared to a loss before income taxes of €  162 million in the third quarter last year. Revenues of €  113 million in the current quarter included €  125 million in settlement of insurance claims in respect of business interruption losses and costs related to the terrorist attacks of September 11, 2001 in the United States. Adjustments to revenues for different accounting methods used for management reporting and U.S. GAAP (e.g., related to economically-hedged issuances and short-term funding positions) were slightly positive in the current quarter and slightly negative in the third quarter last year. Noninterest expenses of €  15 million in the third quarter this year reflected provisions for legacy legal exposures and operational losses of approximately €  50 million, which was net of agreed indemnity settlements, partly offset by releases of €  28 million of provisions for indirect compensation related to grundbesitz-invest, the open-end real estate fund. In the third quarter last year, noninterest expenses of €  94 million included charges of €  108 million related to legacy legal exposures.

Report of Independent Registered Public Accounting Firm
To the Supervisory Board of Deutsche Bank Aktiengesellschaft
We have reviewed the accompanying condensed consolidated balance sheet of Deutsche Bank Aktiengesellschaft and subsidiaries (Deutsche Bank Group) as of September 30, 2006, and the related consolidated statements of income and comprehensive income for the three month and nine month periods ended September 30, 2006 and 2005, and the related consolidated statements of changes in shareholders’ equity, and cash flows for the nine month periods ended September 30, 2006 and 2005. These condensed consolidated financial statements are the responsibility of Deutsche Bank Group’s management.
     We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.
     Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated financial statements for them to be in conformity with U.S. generally accepted accounting principles.
     We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Deutsche Bank Group as of December 31, 2005, and the related consolidated statements of income, comprehensive income and shareholders’ equity, and cash flows for the year then ended (not presented herein); and in our report dated March 9, 2006, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2005, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.
KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft Wirtschaftsprüfungsgesellschaft
Frankfurt am Main (Germany), October 31, 2006

Consolidated Statement of Income (unaudited)
Income Statement

	Three months ended		Nine months ended
	Sep 30,	Sep 30,	Sep 30,	Sep 30,
in € m.	2006	2005	2006	2005

Interest revenues	14,080	9,998	42,058	30,373
Interest expense	12,217	8,782	36,721	26,101
Net interest revenues	1,863	1,216	5,337	4,272
Provision for loan losses	101	87	206	256

Net interest revenues after provision for loan losses	1,762	1,129	5,131	4,016

Commissions and fees from fiduciary activities	917	938	2,888	2,595
Commissions, broker’s fees, markups on securities underwriting and other securities activities	1,045	1,071	3,620	2,940
Fees for other customer services	658	656	1,945	1,817
Trading revenues, net	1,537	2,048	6,224	6,052
Net gains on securities available for sale	173	363	340	562
Net income from equity method investments	78	53	400	273
Other revenues	120	272	428	591

Total noninterest revenues	4,528	5,401	15,845	14,830

Compensation and benefits	2,801	2,737	9,513	8,375
Net occupancy expense of premises	251	251	752	754
Furniture and equipment	37	41	117	122
IT costs	382	364	1,127	1,115
Agency and other professional service fees	261	248	830	627
Communication and data services	154	146	465	437
Other expenses	606	709	1,802	1,901
Goodwill impairment/impairment of intangibles	—	—	—	—
Restructuring activities	18	156	118	440

Total noninterest expenses	4,510	4,652	14,724	13,771

Income before income tax expense and cumulative effect of accounting changes	1,780	1,878	6,252	5,075
Income tax expense	545	585	2,127	1,700
Reversal of 1999/2000 credits for tax rate changes	(1)	302	(1)	333

Income before cumulative effect of accounting changes, net of tax	1,236	991	4,126	3,042
Cumulative effect of accounting changes, net of tax	—	—	46	—

Net income	1,236	991	4,172	3,042

Earnings per Share (EPS)

	Three months ended		Nine months ended
	Sep 30,	Sep 30,	Sep 30,	Sep 30,
in €	2006	2005	2006	2005

Earnings per common share:
Basic:
Income before cumulative effect of accounting changes, net of tax	2.77	2.12	9.19	6.52
Cumulative effect of accounting changes, net of tax[1]	—	—	0.10	—
Net income	2.77	2.12	9.29	6.52
Diluted:
Income before cumulative effect of accounting changes, net of tax[2]	2.45	1.89	8.02	5.95
Cumulative effect of accounting changes, net of tax[1]	—	—	0.09	—
Net income	2.45	1.89	8.11	5.95

Number of shares in m.
Denominator for basic earnings per share – weighted-average shares outstanding	445.7	467.7	449.1	466.4
Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions	503.4	510.4	510.8	506.1

[1]	Related to SFAS 123(R), the cumulative effect of accounting changes, net of tax, was € 0.09 on basic EPS and € 0.08 on diluted EPS for the nine months ended September 30, 2006. Related to EITF 05-5, the cumulative effect of accounting changes, net of tax, was € 0.01 on basic and diluted EPS each for the nine months ended September 30, 2006.

[2]	Including numerator effect of assumed conversions. The effect for the three and nine months ended September 30, 2006 was € 0.00 and € (0.05), respectively. The effect for the three and nine months ended September 30, 2005 was € (0.05) and € (0.06), respectively.
Consolidated Statement of Comprehensive Income (unaudited)

	Three months ended		Nine months ended
	Sep 30,	Sep 30,	Sep 30,	Sep 30,
in € m.	2006	2005	2006	2005

Net income	1,236	991	4,172	3,042

Other comprehensive income:
Reversal of 1999/2000 credits for tax rate changes	(1)	302	(1)	333
Unrealized gains (losses) on securities available for sale:
Unrealized net gains (losses) arising during the period, net of tax and other	496	1,274	8	1,401
Net reclassification adjustment for realized net (gains) losses, net of applicable tax and other	(156)	(353)	(337)	(510)
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	14	(7)	(47)	(17)
Foreign currency translation:
Unrealized net gains (losses) arising during the period, net of tax	143	21	(510)	956
Net reclassification adjustment for realized net (gains) losses, net of tax	—	—	2	(1)

Total other comprehensive income (loss)	496	1,237	(885)	2,162

Comprehensive income	1,732	2,228	3,287	5,204

Consolidated Balance Sheet
Assets

	Sep 30, 2006	Dec 31, 2005
in € m.	(unaudited)

Cash and due from banks	6,062	6,571
Interest-earning deposits with banks	19,786	11,963
Central bank funds sold and securities purchased under resale agreements	136,225	130,993
Securities borrowed	117,787	101,125
Bonds and other fixed-income securities	284,595	260,469
Equity shares and other variable-yield securities	107,473	99,479
Positive market values from derivative financial instruments	75,853	75,354
Other trading assets	15,139	13,091
Total trading assets	483,060	448,393
Securities available for sale	23,323	21,675
Other investments	4,830	7,382
Loans, net	177,402	151,355
Premises and equipment, net	4,207	5,079
Goodwill	6,758	7,045
Other intangible assets, net	1,127	1,198
Other assets	115,979	99,382

Total assets	1,096,546	992,161
Liabilities and Shareholders’ Equity

	Sep 30, 2006	Dec 31, 2005
in € m.	(unaudited)

Noninterest-bearing deposits	26,992	30,005
Interest-bearing deposits	348,703	350,782
Total deposits	375,695	380,787
Bonds and other fixed-income securities	92,042	81,294
Equity shares and other variable-yield securities	45,048	28,473
Negative market values from derivative financial instruments	93,786	84,580
Total trading liabilities	230,876	194,347
Central bank funds purchased and securities sold under repurchase agreements	192,739	143,524
Securities loaned	12,876	24,581
Other short-term borrowings	29,485	20,549
Other liabilities	93,631	81,377
Long-term debt	126,788	113,554
Obligation to purchase common shares	3,406	3,506

Total liabilities	1,065,496	962,225

Common shares, no par value, nominal value of € 2.56	1,335	1,420
Issued: Sep 30, 2006: 521.4 million shares; Dec 31, 2005: 554.5 million shares
Additional paid-in capital	14,009	11,672
Retained earnings	23,233	22,628
Common shares in treasury, at cost	(2,205)	(3,368)
Sep 30, 2006: 24.5 million shares; Dec 31, 2005: 49.0 million shares
Equity classified as obligation to purchase common shares	(3,406)	(3,506)
Share awards	—	2,121
Accumulated other comprehensive income (loss)
Deferred tax on unrealized net gains on securities available for sale relating to 1999 and 2000 tax rate changes in Germany	(2,165)	(2,164)
Unrealized net gains on securities available for sale, net of applicable tax and other	2,169	2,498
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	(38)	9
Minimum pension liability, net of tax	(8)	(8)
Foreign currency translation, net of tax	(1,874)	(1,366)
Total accumulated other comprehensive loss	(1,916)	(1,031)

Total shareholders’ equity	31,050	29,936

Total liabilities and shareholders’ equity	1,096,546	992,161

Consolidated Statement of Changes in Shareholders’ Equity
(unaudited)

	Nine months ended
in € m.	Sep 30, 2006	Sep 30, 2005

Common shares
Balance, beginning of year	1,420	1,392
Common shares issued under share-based compensation plans	17	24
Retirement of common shares	(102)	—
Balance, end of period	1,335	1,416

Additional paid-in capital
Balance, beginning of year	11,672	11,147
Reclassification from share awards — common shares issuable	3,456	—
Reclassification from share awards — deferred compensation	(1,335)	—
Net change in share awards in the reporting period	(278)	—
Common shares issued under share-based compensation plans	438	351
Tax benefits related to share-based compensation plans	55	—
Other	1	—
Balance, end of period	14,009	11,498

Retained earnings
Balance, beginning of year, as previously reported	22,628	19,814
Effects of changes in accounting principles	13	—
Balance, beginning of year	22,641	19,814
Net income	4,172	3,042
Cash dividends declared and paid	(1,239)	(868)
Dividend related to equity classified as obligation to purchase common shares	180	117
Net gains on treasury shares sold	158	43
Retirement of common shares	(2,667)	—
Other	(12)	(8)
Balance, end of period	23,233	22,140

Common shares in treasury, at cost
Balance, beginning of year	(3,368)	(1,573)
Purchases of shares	(29,178)	(32,042)
Sale of shares	26,571	30,946
Retirement of shares	2,769	—
Treasury shares distributed under share-based compensation plans	1,001	379
Balance, end of period	(2,205)	(2,290)

Equity classified as obligation to purchase common shares
Balance, beginning of year	(3,506)	(3,058)
Additions	(813)	(814)
Deductions	913	366
Balance, end of period	(3,406)	(3,506)

Share awards — common shares issuable
Balance, beginning of year	3,456	2,965
Reclassification to additional paid-in capital	(3,456)	—
Deferred share awards granted, net	—	850
Deferred shares distributed	—	(379)
Balance, end of period	—	3,436

Share awards — deferred compensation
Balance, beginning of year	(1,335)	(1,452)
Reclassification to additional paid-in capital	1,335	—
Deferred share awards granted, net	—	(850)
Amortization of deferred compensation, net	—	792
Balance, end of period	—	(1,510)

Accumulated other comprehensive loss
Balance, beginning of year	(1,031)	(3,331)
Reversal of 1999/2000 credits for tax rate changes	(1)	333
Change in unrealized net gains on securities available for sale, net of applicable tax and other	(329)	891
Change in unrealized net gains/losses on derivatives hedging variability of cash flows, net of tax	(47)	(17)
Foreign currency translation, net of tax	(508)	955
Balance, end of period	(1,916)	(1,169)

Total shareholders’ equity, end of period	31,050	30,015

Consolidated Statement of Cash Flows (unaudited)

	Nine months ended
in € m.	Sep 30, 2006	Sep 30, 2005

Net income	4,172	3,042

Adjustments to reconcile net income to net cash used in operating activities:
Provision for loan losses	206	256
Restructuring activities	6	74
Gain on sale of securities available for sale, other investments, loans and other	(696)	(875)
Deferred income taxes, net	63	817
Impairment, depreciation and other amortization and accretion	1,088	1,208
Cumulative effect of accounting changes, net of tax	46	—
Share of net income from equity method investments	(261)	(258)
Net change in:
Trading assets	(34,189)	(51,014)
Other assets	(18,506)	(28,044)
Trading liabilities	37,268	23,653
Other liabilities	10,534	17,965
Other, net	(961)	(680)

Net cash used in operating activities	(1,230)	(33,856)

Net change in:
Interest-earning deposits with banks	(7,609)	(735)
Central bank funds sold and securities purchased under resale agreements	(5,016)	(13,652)
Securities borrowed	(16,662)	(28,911)
Loans	(28,415)	(11,093)
Proceeds from:
Sale of securities available for sale	6,986	7,535
Maturities of securities available for sale	2,099	2,318
Sale of other investments	4,702	1,413
Sale of loans	8,762	9,369
Sale of premises and equipment	252	120
Purchase of:
Securities available for sale	(12,214)	(12,049)
Other investments	(2,054)	(1,122)
Loans	(5,029)	(5,162)
Premises and equipment	(636)	(490)
Net cash received (paid) for business combinations/divestitures	(427)	60
Other, net	369	54

Net cash used in investing activities	(54,892)	(52,345)

Net change in:
Deposits	(5,102)	30,865
Securities loaned and central bank funds purchased and securities sold under repurchase agreements	37,510	35,085
Other short-term borrowings	8,935	6,086
Issuances of long-term debt	44,879	36,723
Repayments and extinguishments of long-term debt	(27,202)	(22,040)
Common shares issued under share-based compensation plans	449	375
Purchases of treasury shares	(29,178)	(32,042)
Sale of treasury shares	26,703	30,982
Cash dividends paid	(1,239)	(868)
Other, net	117	21

Net cash provided by financing activities	55,872	85,187

Net effect of exchange rate changes on cash and due from banks	(259)	445
Net decrease in cash and due from banks	(509)	(569)
Cash and due from banks, beginning of period	6,571	7,579
Cash and due from banks, end of period	6,062	7,010
Interest paid	35,883	25,670
Income taxes paid, net	2,123	536

Basis of Presentation
The accompanying consolidated financial statements as of September 30, 2006 and 2005 and for the three and nine months then ended are unaudited and include the accounts of Deutsche Bank AG and its subsidiaries (collectively, the Deutsche Bank Group or the Company). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions regarding the fair valuation of certain financial assets and liabilities, the allowance for loan losses, the impairment of assets other than loans, the valuation allowance for deferred tax assets, legal, regulatory and tax contingencies, as well as other matters. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management’s estimates. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of operations, financial position and cash flows have been reflected. Certain prior period amounts have been reclassified to conform to the current presentation. The results reported in these financial statements, which include supplementary information, should not be regarded as necessarily indicative of results that may be expected for the entire year. The financial statements included in this Interim Report should be read in conjunction with the consolidated financial statements and related notes included in the Company’s 2005 Financial Report and SEC Form 20-F. Certain financial statement information that is normally included in annual financial statements prepared in accordance with U.S. GAAP has been condensed or omitted. Following is supplementary information on the impact of changes in accounting principles, segment information, supplementary information on the income statement, the balance sheet and other financial information.

Impact of Changes in Accounting Principles (unaudited)
SFAS 158
In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (“SFAS 158”) which requires an employer to recognize the overfunded or underfunded status of a defined benefit plan as an asset or liability in its consolidated balance sheet. Under SFAS 158, actuarial gains and losses and prior service costs or credits that have not yet been recognized through earnings as net periodic benefit cost will be recognized in other comprehensive income, net of tax, until they are amortized as a component of net periodic benefit cost. SFAS 158 is effective as of the end of the fiscal year ending after December 15, 2006 and shall not be applied retrospectively. We are currently evaluating the impact that the adoption of SFAS 158 will have on our consolidated financial statements. As of December 31, 2005, the net amount of actuarial gains and losses and prior service costs and credits not recognized through earnings was € 1.0 billion, before related taxes.
SFAS 157
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value under other accounting pronouncements that permit or require fair value measurements, changes the methods used to measure fair value and expands disclosures about fair value measurements. In particular, disclosures are required to provide information on the extent to which fair value is used to measure assets and liabilities; the inputs used to develop measurements; and the effect of certain of the measurements on earnings (or changes in net assets). SFAS 157 also nullifies the specific guidance in EITF Issue No. 02-3, “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities” which prohibited the recognition of gains and losses at the inception of a derivative transaction in the absence of observable market data. SFAS 157 eliminates the use of a blockage factor for fair value measurements of financial instruments trading in an active market. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Early adoption, as of the beginning of an entity’s fiscal year, is also permitted, provided interim financial statements have not yet been issued. We are currently evaluating the potential impact, if any, that the adoption of SFAS 157 will have on our consolidated financial statements.
SAB 108
In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides guidance on how prior year misstatements should be considered when quantifying misstatements in the current year financial statements. The SAB requires registrants to quantify misstatements using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 does not change the guidance in SAB 99, “Materiality”, when evaluating the materiality of misstatements. SAB 108 is effective for fiscal years ending after November 15, 2006. Upon initial application, SAB 108 permits a one-time cumulative effect adjustment to beginning retained earnings. We are currently evaluating the potential impact, if any, that the adoption of SAB 108 will have on our consolidated financial statements.

FIN 48
In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective in fiscal years beginning after December 15, 2006. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings. We are currently evaluating the potential impact, if any, that the adoption of FIN 48 will have on our consolidated financial statements.
FSP FIN 46(R)-6
In April 2006, the FASB issued FSP FIN 46(R)-6, “Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R)” (“FSP FIN 46(R)-6”). FSP FIN 46(R)-6 addresses whether certain arrangements associated with variable interest entities should be treated as variable interests or considered as creators of variability, and indicates that the variability to be considered shall be based on an analysis of the design of the entity. FSP FIN 46(R)-6 is required to be applied prospectively to all entities with which the Group first becomes involved and to all entities previously required to be analyzed under FIN 46(R) upon the occurrence of certain events, beginning the first day of the first reporting period after June 15, 2006. The adoption of FSP FIN 46(R)-6 did not have a material impact on our consolidated financial statements.
FSP FTB 85-4-1
In March 2006, the FASB issued FSP FTB 85-4-1, “Accounting for Life Settlement Contracts by Third-Party Investors” (“FSP FTB 85-4-1”). FSP FTB 85-4-1 requires that purchased life settlement contracts, which are contracts between the owner of a life insurance policy and a third party investor, are measured at either fair value or by applying the investment method, whereas previously such contracts were held at the lower of cash surrender value and cost. Under the investment method, a life settlement contract is initially recorded at the transaction price plus all initial direct external costs; continuing costs to keep the policy in force are capitalized; and a gain is only recognized when the insured dies. The fair value method or the investment method is permitted to be elected on an instrument-by-instrument basis, and the Group has elected to apply the fair value method to all life settlement contracts held as of January 1, 2006. A cumulative effect adjustment to beginning retained earnings of € 13 million has been recognized as of January 1, 2006.

SFAS 156
In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets” (“SFAS 156”). SFAS 156 addresses the accounting for recognized servicing assets and servicing liabilities related to certain transfers of the servicer’s financial assets and for acquisitions or assumptions of obligations to service financial assets that do not relate to the financial assets of the servicer and its related parties. SFAS 156 requires that all recognized servicing assets and servicing liabilities are initially measured at fair value, and subsequently measured at either fair value or by applying an amortization method for each class of recognized servicing assets and servicing liabilities. SFAS 156 is effective in fiscal years beginning after September 15, 2006. The adoption of SFAS 156 is not expected to have a material impact on our consolidated financial statements.
SFAS 155
In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” (“SFAS 155”). SFAS 155 allows any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” to be carried at fair value in its entirety, with changes in fair value recognized in earnings. In addition, SFAS 155 requires that beneficial interests in securitized financial assets be analyzed to determine whether they are freestanding derivatives or contain an embedded derivative. SFAS 155 also eliminates a prior restriction on the types of passive derivatives that a qualifying special purpose entity is permitted to hold. SFAS 155 is applicable to new or modified financial instruments in fiscal years beginning after September 15, 2006, though the provisions related to fair value accounting for hybrid financial instruments can also be applied to existing instruments. The adoption of SFAS 155 is not expected to have a material impact on our consolidated financial statements.
EITF 05-5
In June 2005, the FASB ratified the consensus reached in EITF Issue No. 05-5, “Accounting for Early Retirement or Postemployment Programs with Specific Features (Such As Terms Specified in Altersteilzeit Early Retirement Arrangements)” (“EITF 05-5”). Under EITF 05-5 salaries, bonuses and additional pension contributions associated with certain early retirement arrangements typical in Germany (as well as similar programs) should be recognized over the period from the point at which the Altersteilzeit period begins until the end of the active service period. Previously, the Group had recognized the expense based on an actuarial valuation upon signature of the Altersteilzeit contract by the employee. The EITF also specifies the accounting for government subsidies related to these arrangements. EITF 05-5 is effective in fiscal years beginning after December 15, 2005. Upon adoption of EITF 05-5, the Group recognized a gain of € 4 million, net of taxes, as a cumulative effect of a change in accounting principle.

EITF 03-1, FSP EITF 03-1-1 and FSP FAS 115-1 and FAS 124-1
In March 2004, the FASB ratified the consensus reached in EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-1”). The decisions established a common approach to evaluating other-than-temporary impairment for equity securities accounted for at cost, and debt and equity securities available for sale. In September 2004, the FASB issued a final FASB Staff Position No. EITF 03-1-1 (“FSP EITF 03-1-1”), which delayed the effective date for the measurement and recognition guidance included in EITF 03-1. The disclosure requirements under EITF 03-1 were effective beginning December 31, 2004.
     In June 2005, the FASB decided not to provide additional guidance on the meaning of other-than-temporary impairment, but directed its staff to issue FSP FAS 115-1 and FAS 124-1. The final FSP FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” was issued in November 2005 and nullified certain provisions of EITF 03-1. FSP FAS 115-1 and FAS 124-1 requires reference to existing accounting guidance when assessing whether impairment is other-than-temporary.
     FSP EITF 03-1-1, and hence the delay of the effective date for the measurement and recognition guidance included in EITF 03-1, was superseded with the final issuance of FSP FAS 115-1 and FAS 124-1, which is effective for fiscal years beginning after December 15, 2005. The adoption of FSP FAS 115-1 and FAS 124-1 did not have an impact on our consolidated financial statements.
SFAS 123 (Revised 2004)
In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”). SFAS 123(R) replaces SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. The new standard requires companies to recognize compensation cost relating to share-based payment transactions in their financial statements. That cost is to be measured based on the fair value of the equity or liability instruments issued. Starting January 1, 2003, we accounted for our share-based compensation awards under the fair value method prescribed under SFAS 123. The method was applied prospectively for all employee awards granted, modified or settled after January 1, 2003. Currently, we use a Black-Scholes option pricing model to estimate the fair value of stock options granted to employees and expect to continue to use this option valuation model upon the adoption of SFAS 123(R). SFAS 123(R) also includes some changes regarding the timing of expense recognition, the treatment of forfeitures and the re-measurement of liability classified awards at their current fair value. SFAS 123(R) indicates that it is effective for reporting periods beginning after June 15, 2005.
     In March 2005, the SEC released Staff Accounting Bulletin No. 107, “Share-Based Payment” (“SAB 107”), which provides interpretive guidance related to the interaction between SFAS 123(R) and certain SEC rules and regulations. It also provides the SEC staff’s views regarding valuation of share-based payment arrangements. In April 2005, the SEC amended the compliance dates for SFAS 123(R), to allow companies to implement the standard at the beginning of their next fiscal year, instead of the next reporting period beginning after June 15, 2005. Accordingly, the Group adopted SFAS 123(R) effective January 1, 2006. For transition purposes, the Group elected the modified prospective application method. Under this application method, SFAS 123(R) applies to new awards and to awards modified, repurchased, or cancelled after the required effective date.

     Upon adoption in 2006, the Group recognized a gain of € 42 million, net of taxes, as a cumulative effect of a change in accounting principle. This effect relates to an adjustment of accrued compensation costs, which under SFAS 123(R) are required to be based on the estimated number of share-based payment awards to vest, with consideration of expected forfeitures. Under SFAS 123, the Group had accounted for forfeitures on an actual basis, and therefore had reversed compensation expense in the period an award was forfeited. Compensation expense for future awards granted in relation to annual bonuses, but which include a vesting period, will no longer be recognized in the applicable performance year as part of compensation earned for that year.
     In addition, as a result of adopting SFAS 123(R), certain balance sheet amounts associated with share-based compensation costs have been reclassified within the equity section of the balance sheet. This change in presentation had no net effect on our total equity. Effective January 1, 2006, deferred compensation (representing unearned costs of share-based payments) and common shares issuable are presented on a net basis, with the net amount being reclassified into additional paid-in capital.
     Prior to the adoption of SFAS 123(R), the Group had recognized compensation cost for all awards granted as a retention incentive over the vesting period. With the adoption of SFAS 123(R), the Group has accelerated the expense accrual for awards granted in February 2006 which, due to early retirement provisions, are determined to include a nominal, but nonsubstantive service period. The expense recognized for these awards was € 21 million. For awards granted prior to the adoption of SFAS 123(R), the accounting remains unchanged.
     If compensation expense for such awards had previously been recognized on an accelerated basis, the additional compensation expense recognized for the years ended December 31, 2005, 2004 and 2003 would have been € 101 million, € 177 million and € 130 million, respectively. As a result of the accelerated recognition of compensation expense in the earlier years, the compensation expense recognized in the three months and nine months ended September 30, 2006 for such awards would have been € 68 million and € 172 million less than the actual compensation expense, respectively.
     On November 10, 2005, the FASB released the final FASB Staff Position No. FAS 123(R)-3, “Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards” (“FSP FAS 123(R)-3”), which provides a practical transition election related to the calculation of excess tax benefits available to absorb tax deficiencies recognized subsequent to the adoption of SFAS 123(R) (that is, the additional paid-in-capital (APIC) pool). The Group has until December 31, 2006 to elect a transition method made available by this FSP and is in the process of evaluating the alternatives to calculate its APIC pool.

IFRS
Regulations regarding IFRS. In accordance with EU and German regulations, we will adopt International Financial Reporting Standards (IFRS) in our consolidated financial statements for fiscal years starting January 1, 2007 (with 2006 comparative figures).
     We will also adopt IFRS as our basis of reporting in SEC filings. Financial statements prepared according to IFRS are accepted in SEC filings provided a reconciliation between U.S. GAAP and IFRS net income and shareholders’ equity is disclosed as supplemental information.
     IFRS project. We commenced preparations for the conversion to IFRS in 2004. A dedicated project team was assembled and separate work streams were established to handle the various aspects of the conversion. The objective of the project is to ensure a structured and well-considered approach to implementation. The project involves all business areas and group functions.
     The project began with the identification of the differences between U.S. GAAP and IFRS to determine the key financial, business and system impacts. Accounting decisions were made where IFRS offers accounting choices. In addition, technical guidance was provided to business areas and group functions to ensure accurate and consistent application. This is in the process of being documented in an accounting and reporting manual.
     In 2005, we made the key changes to required accounting and reporting procedures, and consolidation systems. Other system changes have been identified and will be implemented throughout 2006 to further automate the IFRS requirements.
     The project is designed to ensure readiness for adoption of IFRS by all relevant parties and includes providing the necessary education.
     The project is advancing according to plan and is being monitored via normal project controls and change management.
     The main risks and uncertainties relate to financial and process impacts due to changing accounting standards. However, developments of both IASB and FASB standards are being closely monitored. In addition, we participate actively in the due process of standards development.
     Main differences between IFRS and U.S. GAAP. Although IFRS and U.S. GAAP are similar in many ways and the IASB and FASB are committed to convergence, currently several differences remain for financial institutions, with the major differences relating to financial instrument classification and measurement, financial instruments recognition and derecognition, as well as consolidation assessments. However, future rule changes could have an impact on our opening IFRS balance sheet and thus the difference between U.S. GAAP and IFRS earnings or balance sheet amounts cannot be estimated at this time.

Segment Information (unaudited)
The Group’s segment reporting follows the organizational structure as reflected in its internal management reporting systems, which are the basis for assessing the financial performance of the business segments and for allocating resources to the business segments.
     In the third quarter of 2006 there were no significant changes regarding the organizational structure, management responsibilities and the format of segment disclosure.
     Prior periods have been restated to conform to the current year’s presentation.
     On July 1, 2006 Deutsche Wohnen AG was deconsolidated following the termination of the control agreement with DB Real Estate Management GmbH. Deutsche Wohnen AG is a real estate investment company and was reported in the corporate division Asset and Wealth Management.

Segmental Results of Operations

				Private Clients and Asset
	Corporate and Investment Bank			Management
Three months ended		Global		Asset and				Total
Sep 30, 2006	Corporate	Trans-		Wealth	Private &		Corporate	Manage-
in € m.	Banking &	action		Manage-	Business		Invest-	ment
(except percentages)	Securities	Banking	Total	ment	Clients	Total	ments	Reporting

Net revenues	3,477	541	4,019	904	1,202	2,106	153	6,278
Underlying revenues	3,477	541	4,019	893	1,202	2,095	(13)	6,101
Provision for loan losses	(1)	5	4	(1)	98	97	0	102
Provision for off-balance sheet positions[1]	(19)	(14)	(32)	0	0	1	(0)	(32)

Provision for credit losses	(19)	(9)	(28)	(1)	99	98	(0)	70
Operating cost base	2,524	381	2,905	712	851	1,563	27	4,495
Minority interest	6	—	6	(1)	0	(1)	(3)	3
Restructuring activities	9	1	10	3	4	7	1	18
Goodwill impairment/ impairment of intangibles	—	—	—	—	—	—	—	—
Policyholder benefits and claims	—	—	—	10	—	10	—	10
Provision for off-balance sheet positions[1]	(19)	(14)	(32)	0	0	1	(0)	(32)

Total noninterest expenses	2,521	369	2,890	724	855	1,580	25	4,495

Income before income taxes	957	168	1,124	180	249	429	128	1,681

Add (deduct):
Net losses on securities available for sale/industrial holdings including hedging	—	—	—	—	—	—	(114)	(114)
Significant equity pick-ups/ net gains from investments[2]	—	—	—	—	—	—	(53)	(53)
Net gains from businesses sold/ held for sale	—	—	—	—	—	—	—	—
Net gains related to premises	—	—	—	—	—	—	—	—
Restructuring activities	9	1	10	3	4	7	1	18
Goodwill impairment/ impairment of intangibles	—	—	—	—	—	—	—	—
Underlying pre-tax profit	966	169	1,135	183	252	436	(38)	1,533

Cost/income ratio in %	73	71	73	80	71	75	16	72
Underlying cost/income ratio in %	73	70	72	80	71	75	N/M	74
Assets[3]	977,612	21,207	986,730	34,653	88,480	123,097	14,193	1,089,373
Risk-weighted positions (BIS risk positions)	175,794	13,248	189,043	12,325	63,027	75,352	5,213	269,607
Average active equity	16,730	1,062	17,792	4,907	2,392	7,300	1,158	26,249
Pre-tax return on average active equity in %	23	63	25	15	42	23	44	26
Underlying pre-tax return on average active equity in %	23	63	26	15	42	24	(13)	23

N/M – Not meaningful

[1]	For purpose of the presentation of the operating cost base, provision for off-balance sheet positions is reclassified from “Noninterest expenses” to “Provision for credit losses”.

[2]	Includes net gains/losses from significant equity method investments and other significant investments.

[3]	The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting, which include consolidation items between group divisions.

				Private Clients and Asset
	Corporate and Investment Bank			Management
Three months ended		Global		Asset and				Total
Sep 30, 2005	Corporate	Trans-		Wealth	Private &		Corporate	Manage-
in € m.	Banking &	action		Manage-	Business		Invest-	ment
(except percentages)	Securities	Banking	Total	ment	Clients	Total	ments	Reporting

Net revenues	3,581	494	4,076	1,014	1,186	2,199	410	6,685

Underlying revenues	3,581	494	4,076	962	1,178	2,140	1	6,217

Provision for loan losses	(1)	3	2	(1)	91	90	(4)	87
Provision for off-balance sheet positions[1]	10	(7)	3	1	0	1	(0)	4

Provision for credit losses	8	(4)	5	0	91	91	(4)	91

Operating cost base	2,384	363	2,747	743	834	1,577	39	4,364
Minority interest	12	—	12	13	(0)	13	(1)	24
Restructuring activities	46	9	55	71	29	100	1	156
Goodwill impairment/ impairment of intangibles	—	—	—	—	—	—	—	0
Policyholder benefits and claims	—	—	—	10	—	10	—	10
Provision for off-balance sheet positions[1]	10	(7)	3	1	0	1	(0)	4

Total noninterest expenses	2,452	365	2,817	838	863	1,702	39	4,558

Income before income taxes	1,131	126	1,257	176	232	408	375	2,040

Add (deduct):
Net gains on securities available for sale/industrial holdings including hedging	—	—	—	—	—	—	(342)	(342)
Significant equity pick-ups/ net gains from investments[2]	—	—	—	—	—	—	(51)	(51)
Net gains from businesses sold/ held for sale	—	—	—	(42)	(8)	(49)	—	(49)
Net gains related to premises	—	—	—	—	—	—	(16)	(16)
Restructuring activities	46	9	55	71	29	100	1	156
Goodwill impairment/ impairment of intangibles	—	—	—	—	—	—	—	—
Underlying pre-tax profit	1,177	135	1,312	205	254	459	(33)	1,737

Cost/income ratio in %	68	75	69	83	73	77	10	68
Underlying cost/income ratio in %	67	74	67	77	71	74	N/M	70
Assets (as of Dec 31, 2005)[3]	872,928	18,079	881,649	37,150	86,528	123,640	15,025	984,184
Risk-weighted positions (BIS risk positions)	157,181	12,995	170,175	13,288	58,468	71,756	9,345	251,276
Average active equity	13,771	1,375	15,146	5,152	1,685	6,837	2,909	24,893
Pre-tax return on average active equity in %	33	37	33	14	55	24	52	33
Underlying pre-tax return on average active equity in %	34	39	35	16	60	27	(5)	28

N/M — Not meaningful

[1]	For purpose of the presentation of the operating cost base, provision for off-balance sheet positions is reclassified from “Noninterest expenses” to “Provision for credit losses”.

[2]	Includes net gains/losses from significant equity method investments and other significant investments.

[3]	The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting, which include consolidation items between group divisions.

				Private Clients and Asset
	Corporate and Investment Bank			Management
Nine months ended		Global		Asset and				Total
Sep 30, 2006	Corporate	Trans-		Wealth	Private &		Corporate	Manage-
in € m.	Banking &	action		Manage-	Business		Invest-	ment
(except percentages)	Securities	Banking	Total	ment	Clients	Total	ments	Reporting

Net revenues	12,588	1,640	14,228	3,036	3,707	6,742	459	21,430

Underlying revenues	12,588	1,640	14,228	2,965	3,707	6,671	107	21,006
Provision for loan losses	(75)	(1)	(75)	(1)	264	263	19	207

Provision for off-balance sheet positions[1]	(12)	(29)	(41)	(0)	2	2	(15)	(55)

Provision for credit losses	(87)	(30)	(117)	(1)	267	265	3	152

Operating cost base	8,527	1,111	9,638	2,336	2,586	4,921	87	14,646
Minority interest	29	—	29	1	0	1	(4)	26
Restructuring activities	41	16	57	26	33	59	1	118
Goodwill impairment/ impairment of intangibles	—	—	—	—	—	—	—	—
Policyholder benefits and claims	—	—	—	36	—	36	—	36
Provision for off-balance sheet positions[1]	(12)	(29)	(41)	(0)	2	2	(15)	(55)

Total noninterest expenses	8,585	1,098	9,683	2,398	2,622	5,020	69	14,771

Income before income taxes	4,078	543	4,621	638	821	1,459	372	6,452

Add (deduct):
Net gains on securities available for sale/industrial holdings including hedging	—	—	—	—	—	—	(122)	(122)
Significant equity pick-ups/ net gains from investments[2]	—	—	—	—	—	—	(232)	(232)
Net gains from businesses sold/ held for sale	—	—	—	(35)	—	(35)	—	(35)
Net losses related to premises	—	—	—	—	—	—	2	2
Restructuring activities	41	16	57	26	33	59	1	118
Goodwill impairment/ impairment of intangibles	—	—	—	—	—	—	—	—
Underlying pre-tax profit	4,119	559	4,678	629	854	1,483	21	6,182

Cost/income ratio in %	68	69	68	79	71	74	18	69
Underlying cost/income ratio in %	68	68	68	79	70	74	82	70
Assets[3]	977,612	21,207	986,730	34,653	88,480	123,097	14,193	1,089,373
Risk-weighted positions (BIS risk positions)	175,794	13,248	189,043	12,325	63,027	75,352	5,213	269,607
Average active equity	16,514	1,095	17,609	4,990	2,225	7,215	1,146	25,970
Pre-tax return on average active equity in %	33	66	35	17	49	27	43	33
Underlying pre-tax return on average active equity in %	33	68	35	17	51	27	2	32

[1]	For purpose of the presentation of the operating cost base, provision for off-balance sheet positions is reclassified from “Noninterest expenses” to “Provision for credit losses”.

[2]	Includes net gains/losses from significant equity method investments and other significant investments.

[3]	The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting, which include consolidation items between group divisions.

				Private Clients and Asset
	Corporate and Investment Bank			Management
Nine months ended		Global		Asset and				Total
Sep 30, 2005	Corporate	Trans-		Wealth	Private &		Corporate	Manage-
in € m.	Banking &	action		Manage-	Business		Invest-	ment
(except percentages)	Securities	Banking	Total	ment	Clients	Total	ments	Reporting

Net revenues	10,714	1,460	12,174	2,769	3,485	6,254	779	19,207

Underlying revenues	10,714	1,460	12,174	2,698	3,477	6,175	200	18,549
Provision for loan losses	(10)	26	15	(1)	242	241	(0)	256
Provision for off-balance sheet positions[1]	21	(24)	(4)	0	(1)	(0)	(0)	(4)

Provision for credit losses	10	1	12	(0)	241	241	(0)	252

Operating cost base	7,299	1,064	8,362	2,197	2,492	4,689	134	13,185
Minority interest	31	—	31	9	0	9	(0)	40
Restructuring activities	191	32	224	159	56	214	1	439
Goodwill impairment/ impairment of intangibles	—	—	—	—	—	—	—	—
Policyholder benefits and claims	—	—	—	30	—	30	—	30
Provision for off-balance sheet positions[1]	21	(24)	(4)	0	(1)	(0)	(0)	(4)

Total noninterest expenses	7,542	1,072	8,614	2,394	2,547	4,942	134	13,690

Income before income taxes	3,182	363	3,545	376	696	1,071	645	5,261

Add (deduct):
Net gains on securities available for sale/industrial holdings including hedging	—	—	—	—	—	—	(429)	(429)
Significant equity pick-ups/ net gains from investments[2]	—	—	—	—	—	—	(95)	(95)
Net gains from businesses sold/ held for sale	—	—	—	(42)	(8)	(49)	—	(49)
Net gains related to premises	—	—	—	—	—	—	(55)	(55)
Restructuring activities	191	32	224	159	56	214	1	439
Goodwill impairment/ impairment of intangibles	—	—	—	—	—	—	—	—
Underlying pre-tax profit (loss)	3,373	395	3,768	493	744	1,237	67	5,072

Cost/income ratio in %	70	75	71	86	73	79	17	71
Underlying cost/income ratio in %	68	73	69	81	72	76	67	71
Assets (as of Dec 31, 2005)[3]	872,928	18,079	881,649	37,150	86,528	123,640	15,025	984,184
Risk-weighted positions (BIS risk positions)	157,181	12,995	170,175	13,288	58,468	71,756	9,345	251,276
Average active equity	12,530	1,342	13,873	4,926	1,637	6,563	3,277	23,712
Pre-tax return on average active equity in %	34	36	34	10	57	22	26	30
Underlying pre-tax return on average active equity in %	36	39	36	13	61	25	3	29

[1]	For purpose of the presentation of the operating cost base, provision for off-balance sheet positions is reclassified from “Noninterest expenses” to “Provision for credit losses”.

[2]	Includes net gains/losses from significant equity method investments and other significant investments.

[3]	The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting, which include consolidation items between group divisions.

The following tables present the revenue components of the Corporate and Investment Bank Group Division and the Private Clients and Asset Management Group Division for the three and nine months ended September 30, 2006 and 2005:
Revenue Components of the Corporate and Investment Bank Group Division

	Three months ended		Nine months ended
	Sep 30,	Sep 30,	Sep 30,	Sep 30,
in € m.	2006	2005	2006	2005

Origination (equity)	139	156	489	443

Origination (debt)	294	267	988	779

Total Origination	434	423	1,477	1,223

Sales & Trading (equity)	700	1,022	3,010	2,449

Sales & Trading (debt and other products)	1,992	1,850	7,205	5,870

Total Sales & Trading	2,692	2,873	10,215	8,319

Advisory	208	148	544	407

Loan products	203	240	604	932

Transaction services	541	494	1,640	1,460

Other products	(59)	(102)	(252)	(166)

Total	4,019	4,076	14,228	12,174

Revenue Components of the Private Clients and Asset Management Group Division

	Three months ended		Nine months ended
	Sep 30,	Sep 30,	Sep 30,	Sep 30,
in € m.	2006	2005	2006	2005

Portfolio/fund management	666	712	2,221	1,975

Brokerage	432	468	1,448	1,386

Loan/deposit	660	600	1,947	1,780

Payments, account & remaining financial services	222	220	656	623

Other products	126	199	470	490

Total	2,106	2,199	6,742	6,254

Reconciliation of Segmental Results of Operations to Consolidated Results of Operations According to U.S. GAAP

						Three months ended
	Sep 30, 2006			Sep 30, 2005
	Total	Consoli-		Total		Consoli-
	Manage-	dation &	Total	Manage-		dation &	Total
	ment	Adjust-	Consoli-	ment		Adjust-	Consoli-
in € m.	Reporting	ments	dated	Reporting		ments	dated

Net revenues	6,278	113	6,391	6,685		(67)	6,617

Provision for loan losses	102	(0)	101	87		(0)	87

Noninterest expenses	4,495	15	4,510	4,558		94	4,652

Income (loss) before income taxes[1]	1,681	99	1,780	2,040		(162)	1,878

Total assets	1,089,373	7,173	1,096,546	984,184	[2]	7,977 [2]	992,161	[2]
Risk-weighted positions (BIS risk positions)	269,607	1,610	271,217	251,276		1,498	252,774
Average active equity	26,249	458	26,707	24,893		794	25,687

[1]	Income before income tax expense and cumulative effect of accounting changes.

[2]	As of December 31, 2005.

						Nine months ended
	Sep 30, 2006			Sep 30, 2005
	Total	Consoli-		Total		Consoli-
	Manage-	dation &	Total	Manage-		dation &	Total
	ment	Adjust-	Consoli-	ment		Adjust-	Consoli-
in € m.	Reporting	ments	dated	Reporting		ments	dated

Net revenues	21,430	(248)	21,182	19,207		(106)	19,102
Provision for loan losses	207	(0)	206	256		(0)	256
Noninterest expenses	14,771	(48)	14,724	13,690		81	13,771

Income (loss) before income taxes[1]	6,452	(200)	6,252	5,261		(186)	5,075

Total assets	1,089,373	7,173	1,096,546	984,184	[2]	7,977 [2]	992,161	[2]
Risk-weighted positions (BIS risk positions)	269,607	1,610	271,217	251,276		1,498	252,774
Average active equity	25,970	409	26,379	23,712		793	24,505

[1]	Income before income tax expense and cumulative effect of accounting changes.

[2]	As of December 31, 2005.
In the third quarter 2006, Consolidation & Adjustments recorded income before income taxes of € 99 million compared to a loss before income taxes of € 162 million in the third quarter last year. Revenues of € 113 million in the current quarter included € 125 million in settlement of insurance claims in respect of business interruption losses and costs related to the terrorist attacks of September 11, 2001 in the United States. Adjustments to revenues for different accounting methods used for management reporting and U.S. GAAP (e.g., related to economically-hedged issuances and short-term funding positions) were slightly positive in the current quarter and slightly negative in the third quarter last year. Noninterest expenses of € 15 million in the third quarter this year reflected provisions for legacy legal exposures and operational losses of approximately € 50 million, which was net of agreed indemnity settlements, partly offset by releases of € 28 million of provisions for indirect compensation related to grundbesitz-invest, the open-end real estate fund. In the third quarter last year, noninterest expenses of € 94 million included charges of € 108 million related to legacy legal exposures.

Information on the Income Statement (unaudited)
Net Interest and Trading Revenues

	Three months ended		Nine months ended
	Sep 30,	Sep 30,	Sep 30,	Sep 30,
in € m.	2006	2005	2006	2005

Net interest revenues	1,863	1,216	5,337	4,272

Trading revenues, net	1,537	2,048	6,224	6,052

Total net interest and trading revenues	3,400	3,264	11,561	10,324

Breakdown by Group Division/CIB product:

Sales & Trading (equity)	473	782	2,036	1,838
Sales & Trading (debt and other products)	1,904	1,560	6,349	5,158
Total Sales & Trading	2,377	2,342	8,385	6,996

Loan products[1]	109	109	265	547

Transaction services	257	230	785	677

Remaining products[2]	(5)	(71)	(23)	(67)

Total Corporate and Investment Bank	2,738	2,611	9,413	8,153

Private Clients and Asset Management	720	675	2,196	2,118

Corporate Investments	(22)	(33)	31	83

Consolidation & Adjustments	(37)	11	(78)	(31)

Total net interest and trading revenues	3,400	3,264	11,561	10,324

[1]	Includes the net interest spread on loans as well as the results of credit default swaps used to hedge our loan exposure.

[2]	Includes net interest and trading revenues of origination, advisory and other products.
Pension and Other Postretirement Benefits

	Pension benefits		Postretirement benefits
	Three months ended		Three months ended
in € m.	Sep 30, 2006	Sep 30, 2005	Sep 30, 2006	Sep 30, 2005

Service cost	73	60	1	2

Interest cost	98	96	2	2

Expected return on plan assets	(103)	(97)	—	—

Actuarial loss recognized	18	10	1	—

Settlement/curtailment	(2)	0	—	—

Total defined benefit plans	84	69	4	4

Defined contribution plans	42	37	—	—

Net periodic benefit expense	126	106	4	4

	Pension benefits		Postretirement benefits
	Nine months ended		Nine months ended
in € m.	Sep 30, 2006	Sep 30, 2005	Sep 30, 2006	Sep 30, 2005

Service cost	228	191	5	5

Interest cost	295	289	7	6

Expected return on plan assets	(309)	(292)	—	—

Actuarial loss recognized	52	32	2	—

Settlement/curtailment	(4)	2	—	—

Total defined benefit plans	262	222	14	11

Defined contribution plans	138	113	—	—

Net periodic benefit expense	400	335	14	11

As disclosed in the Financial Report 2005 on page 129 and in the SEC Form 20-F of March 23, 2006 on page F-52, the Group expects to fund its defined benefit pension schemes in 2006 for a total of approximately € 300 million representing expected 2006 service costs.

Share-Based Compensation
Effective January 1, 2006, the Group adopted SFAS 123(R) using the modified prospective application method. Under this method, SFAS 123(R) applies to new awards and to awards modified, repurchased or cancelled after the required effective date.
     SFAS 123(R) replaces SFAS 123 and supersedes APB Opinion No. 25. The Group adopted the fair-value-based method under SFAS 123 prospectively for all employee awards granted, modified or settled after January 1, 2003, excluding those related to the 2002 performance year. Prior to this the Group applied the intrinsic-value-based provisions of APB Opinion No. 25.
     The following table illustrates what the effect on net income and earnings per common share would have been for the three and nine months ended September 30, 2005 if the Group had applied the fair value method to all share-based awards.

	Three months ended	Nine months ended
in € m.	Sep 30, 2005	Sep 30, 2005

Net income, as reported	991	3,042

Add: Share-based compensation expense included in reported net income, net of related tax effects	139	428

Deduct: Share-based compensation expense determined under fair value method for all awards, net of related tax effects	(136)	(423)

Pro forma net income	994	3,047

Earnings per share:
Basic — as reported	€2.12	€6.52
Basic — pro forma	€2.13	€6.53
Diluted — as reported[1]	€1.89	€5.95
Diluted — pro forma[1]	€1.89	€5.96

[1]	Including numerator effect of assumed conversions. The effect for the three and nine months ended September 30, 2005 was € (0.05) and € (0.06), respectively.
Upon adoption of SFAS 123(R) in 2006, the Group recognized a gain of € 42 million, net of taxes, as a cumulative effect of a change in accounting principle. This effect relates to an adjustment of accrued compensation costs, which in accordance with SFAS 123(R) are based on the estimated number of share-based payment awards to vest, including the effect of expected forfeitures. Under SFAS 123, the Group had accounted for forfeitures on an actual basis, and therefore had reversed compensation expense in the period an award was forfeited.
     The following table summarizes information on the Group’s share-based compensation plans used for granting new awards. These plans, and those plans no longer used for granting new awards, are described in detail in our Financial Report 2005 on pages 116 through 119 and in our SEC Form 20-F of March 23, 2006 on pages F-40 through F-43.

Performance
Options/
				Equity or	Partnership
		Service	Expense	Equity	Appreciation
Plan name	Eligibility	period*	treatment	Units	Rights

Share-based compensation plans

Restricted Equity Units Plan	Select executives	4.5 years	[3]	X

DB Global Partnership Plan
DB Equity Units
as bonus grants	Select executives	2 years	[2]	X
as retention grants	Select executives	3.5 years	[3]	X
Performance Options	Select executives[1]	4 years	[2]		X
Partnership Appreciation Rights	Select executives[1]	4 years	[2]		X

DB Share Scheme
as bonus grants	Select employees	3 years	[2]	X
as retention grants	Select employees	3 years	[3]	X

DB Key Employee Equity Plan
(DB KEEP)	Select executives	5 years	[3]	X
DB Global Share Plan (since 2004)	All employees[4]	1 year	[3]	X

*	Approximate period after which all portions of the award are no longer subject to plan-specific forfeiture provisions.

[1]	Performance Options and Partnership Appreciation Rights are granted as units.

[2]	The value is recognized during the applicable performance year as part of compensation expense (until performance year 2004, since 2005 performance year is to be amortized over the requisite service period in accordance with SFAS 123(R)).

[3]	The value is recognized on a straight line basis over the requisite service period as part of compensation expense.

[4]	A participant must have been working for the Group for at least one year and have had an active employment contract in order to participate.
Compensation Expense
Expense related to share awards is recognized on a straight line basis over the requisite service period. The service period usually begins on the grant date of the award and ends when the award is no longer subject to plan-specific forfeiture provisions. Awards are forfeited if a participant terminates employment under certain circumstances. Expected forfeitures are factored into the expense accrual calculation.
     The Group recognized compensation expense related to its significant share-based compensation plans as follows.

	Three months ended		Nine months ended
	Sep 30,	Sep 30,	Sep 30,	Sep 30,
in € m.	2006	2005	2006	2005

DB Global Partnership Plan	1	1	4	2
DB Global Share Plan	10	13	32	32
DB Share Scheme/Restricted Equity Units Plan/DB KEEP	252	219	761	658
Stock Appreciation Rights Plan[1]	(2)	(11)	24	27

Total	261	222	821	719

[1]	For the three months ended September 30, 2006 and 2005, net gains of € 19 million and € 135 million, respectively, from non-trading equity derivatives, used to offset fluctuations in employee share-based compensation expense, were included. For the nine months ended September 30, 2006 and 2005, net gains of € 62 million and € 96 million, respectively, from non-trading equity derivatives, used to offset fluctuations in employee share-based compensation expense, were included.
The related total recognized tax benefit for the nine months ended September 30, 2006 was approximately €  290 million and €  266 million for the nine months ended September 30, 2005.
     As of September 30, 2006, unrecognized compensation cost related to non-vested share-based compensation was €  1.3 billion, which is expected to be recognized over an average period of approximately 1 year 11 months.

     The following is a summary of the activity in the Group’s current compensation plans involving share and option awards for the nine months ended September 30, 2006.

	DB Global Partnership Plan
		Weighted-
in thousands of units		average grant		Weighted-
(except per share data and		date fair value	Performance	average exercise
exercise prices)	DB Equity Units	per unit	Options[1]	price[2]

Balance at Dec 31, 2005	290	€57.38	16,105	€77.82
Granted	93	€78.90	—	—
Issued	(24)	€34.65	—	—
Exercised	—	—	(6,101)	€78.06
Forfeited	—	—	(25)	€89.57

Balance at Sep 30, 2006	359	€64.51	9,979	€77.65

Weighted-average remaining contractual life at:
Sep 30, 2006			1 year 7 months
Dec 31, 2005			2 years 4 months

[1]	All DB Global Partnership Performance Options are exercisable as of September 30, 2006.

[2]	The weighted-average exercise price does not include the effect of the Partnership Appreciation Rights for the DB Global Partnership Plan.
The following is a summary of the activity in the Group’s compensation plans involving share awards (DB Share Scheme, DB Key Employee Equity Plan, Restricted Equity Units Plan and DB Global Share Plan (Since 2004)) for the nine months ended September 30, 2006. Expense for bonus awards, retention awards and DB Global Share Plan (Since 2004) is recognized over the requisite service period.

				Weighted-
	DB Share Scheme/			average grant
in thousands of units	DB KEEP/	Global Share Plan		date fair value
(except per share data)	REU	(Since 2004)	Total	per unit

Balance at Dec 31, 2005	64,952	534	65,486	€51.96
Granted	13,381	—	13,381	€74.99
Issued	(14,792)	—	(14,792)	€67.54
Forfeited	(1,941)	(10)	(1,951)	€55.84

Balance at Sep 30, 2006	61,600	524	62,124	€53.09

The following is a summary of the Group’s share-based compensation plans (for which there will be no future awards) for the nine months ended September 30, 2006.

	Stock Appreciation Rights Plans		DB Global Share Plan (pre 2004)
in thousands of units		Weighted-			Weighted-
(except for strike and		average		Performance	average
exercise prices)	Units[1]	strike price	Shares	Options[2]	exercise price

Balance at Dec 31, 2005	7,107	€69.79	N/A	2,510	€69.77
Granted	—	—	—	—	—
Issued	—	—	—	—	—
Exercised	(4,594)	€68.69	—	(744)	€70.43
Forfeited	—	—	—	(53)	€74.42
Expired	—	—	—	—	—

Balance at Sep 30, 2006	2,513	€71.79	N/A	1,713	€69.34

Weighted-average remaining contractual life at:
Sep 30, 2006		3 months			2 years 9 months
Dec 31, 2005		1 year			3 years 6 months

N/A – Not applicable. Participant was fully vested for shares purchased under the DB Global Share Plan.

[1]	The total payments made upon exercise for the nine months ended September 30, 2006 was approximately € 118 million.

[2]	All DB Global Share Performance Options are exercisable as of September 30, 2006.
The total intrinsic value of all Performance Options (DB Global Partnership Plan and DB Global Share Plan pre 2004, not including the effect of the Partnership Appreciation Rights – PARs – for the DB Global Partnership Plan) exercised during the nine months ended September 30, 2006 was approximately €  72 million and €  149 million for the nine months ended September 30, 2005. The aggregate intrinsic value of outstanding Performance Options as of September 30, 2006 was €  219 million.
     Settlement of PARs led to payments of approximately €  79 million in the first nine months of 2006.
     The amount of cash received from exercise of options during the nine months ended September 30, 2006 was €  529 million, and approximately 6.8 million shares have been issued upon exercise of these options.
     The tax benefits realized from Performance Option exercises (including PARs) during the first nine months of 2006 was approximately €  20 million. Tax benefits realized in the same period from issuance of shares was approximately €  34 million.
Funding Principles
Equity-based compensation programs are funded through shares that have previously been bought back in the market as well as through newly issued shares. Share-based compensation plans, where employees have the right to receive common shares of the Group at specified future dates, are covered by shares that have been bought back under the scope of the Bank’s share buy-back programs, done typically prior to the award date. For most of the share-based compensation plans, these previously repurchased Treasury shares are delivered into hedges at award date, with the delivery to eligible employees taking place at the end of the vesting period. In contrast to share awards, exercised employee stock options are covered by issuing new shares using conditional capital. Based on the option rights granted and not exercised at September 30, 2006 capital still can be increased by approximately €  30 million.

Information on the Balance Sheet (unaudited)
Securities Available for Sale

	Sep 30, 2006				Dec 31, 2005
		Gross unrealized				Gross unrealized
	Fair	holding		Amortized	Fair	holding		Amortized
in € m.	value	gains	losses	cost	value	gains	losses	cost

Debt securities	17,300	129	(95)	17,266	16,296	236	(56)	16,116
Equity securities	6,023	2,188	(14)	3,849	5,379	2,382	(6)	3,003

Total	23,323	2,317	(109)	21,115	21,675	2,618	(62)	19,119
Problem Loans

	Sep 30, 2006			Dec 31, 2005
		Non-			Non-
		performing			performing
	Impaired	homoge-		Impaired	homoge-
in € m.	loans	neous loans	Total	loans	neous loans	Total

Nonaccrual loans	2,098	1,104	3,202	2,444	1,106	3,550
Loans 90 days or more past due and still accruing	8	161	169	13	189	202
Troubled debt restructurings	106	—	106	119	—	119

Total problem loans	2,212	1,265	3,477	2,576	1,295	3,871
Allowance for Credit Losses

Allowance for loan losses	Nine months ended
in € m.	Sep 30, 2006	Sep 30, 2005

Balance, beginning of year	1,928	2,345

Provision for loan losses	206	256
Net charge-offs	(333)	(542)
Charge-offs	(537)	(659)
Recoveries	204	117
Allowance related to acquisitions/divestitures	—	—
Foreign currency translation	(16)	50

Balance, end of period	1,785	2,109

Allowance for off-balance sheet positions	Nine months ended
in € m.	Sep 30, 2006	Sep 30, 2005

Balance, beginning of year	329	345

Provision for off-balance sheet positions	(55)	(4)
Allowance related to acquisitions/divestitures	—	—
Foreign currency translation	(6)	8

Balance, end of period	268	349

Other Assets and Other Liabilities

in € m.	Sep 30, 2006	Dec 31, 2005

Other assets:
Brokerage and securities related receivables	55,790	49,175
Loans held for sale, net	31,256	25,453
Other assets related to insurance business	1,140	1,149
Due from customers on acceptances	156	93
Accrued interest receivable	4,642	5,000
Tax assets	5,820	5,903
Other	17,175	12,609

Total other assets	115,979	99,382

in € m.	Sep 30, 2006	Dec 31, 2005

Other liabilities:
Brokerage and securities related payables	51,060	42,528
Insurance policy claims and reserves	1,998	1,940
Acceptances outstanding	156	93
Accrued interest payable	5,522	4,684
Accrued expenses	9,029	9,584
Tax liabilities	7,208	7,215
Other	18,658	15,333

Total other liabilities	93,631	81,377
Long-term Debt

in € m.	Sep 30, 2006	Dec 31, 2005

Senior debt:
Bonds and notes:
Fixed rate	64,865	54,898
Floating rate	45,389	41,785
Subordinated debt:
Bonds and notes:
Fixed rate	9,850	9,830
Floating rate	6,684	7,041

Total	126,788	113,554
Liability for Restructuring Activities

	BRP restructuring liability established in					Total
	4th quarter		1st quarter	2nd quarter	3rd quarter
in € m.	2004	2005	2006	2006	2006

As of Dec 31, 2005	6	178	—	—	—	184
Additions	—	—	46	60	31	137
Utilization	(4)	(152)	(44)	(50)	(18)	(268)
Releases	(1)	(17)	—	(1)	—	(19)
Increases due to exchange rate fluctuations	—	(1)	—	—	—	(1)

As of Sep 30, 2006	1	8	2	9	13	33

Other Financial Information (unaudited)
Variable Interest Entities (VIEs)
The following table includes information on consolidated and significant non-consolidated VIEs under FIN 46(R).

Sep 30, 2006	Consolidated VIEs	Significant VIEs
	Aggregated	Aggregated	Maximum
in € m.	total assets	total assets	exposure to loss

Commercial paper programs	550	34,354	29,124
Guaranteed value mutual funds	525	15,231	15,007
Asset securitization	8,930	—	—
Structured finance and other	14,845	6,692	1,328
Commercial real estate leasing vehicles, closed-end funds and real estate investment entities	811	251	15
Substantially all of the consolidated assets of the variable interest entities act as collateral for related consolidated liabilities. The holders of these liabilities have no recourse to the Group, except to the extent the Group guarantees the value of the mutual fund units that investors purchase. The maximum exposure to loss related to the significant non-consolidated guaranteed value mutual funds results from the above mentioned guarantees. The Group’s maximum exposure to loss from the commercial paper programs in which it has a significant interest is equivalent to the contract amount of its liquidity facilities. The liquidity facilities create only limited credit exposure since the Group is not required to provide funding if the assets of the vehicle are in default.
Financial Instruments with Off-Balance Sheet Credit Risk

in € m.	Sep 30, 2006	Dec 31, 2005

Irrevocable commitments to extend credit
For book claims and bills of exchange	126,581	130,492
For guarantees and letters of credit	1,355	1,209
Placement and underwriting commitments	1,267	896
Total irrevocable commitments to extend credit	129,203	132,597
Revocable commitments to extend credit	21,681	22,344

Total commitments to extend credit	150,884	154,941

Financial guarantees, standby letters of credit and performance guarantees	38,790	31,576

Total	189,674	186,517
The Group offers clients a certain investment fund product with a market value guarantee feature. As of September 30, 2006 and December 31, 2005 the maximum potential amount of future payments of the market value guarantees was €  21.2 billion and €  14.7 billion, respectively. This includes market value guarantees related to significant non-consolidated VIEs (FIN 46(R)).
     The Group’s guarantees are described in detail in our Financial Report 2005 on page 151 and in our SEC Form 20-F of March 23, 2006 on page F-74.

Capital According to BIS

in € m.	Sep 30, 2006	Dec 31, 2005

Tier I
Common shares	1,335	1,420
Additional paid-in capital[1]	14,009	11,672
Retained earnings, common shares in treasury, equity classified as obligation to purchase common shares, foreign currency translation[2]	15,749	16,508
Minority interests	787	622
Noncumulative trust preferred securities	4,120	3,587
Other (equity contributed on silent partnership interests)	—	—
Items deducted (principally goodwill and tax effect of available for sale securities)	(11,822)	(11,911)

Total core capital	24,178	21,898

Tier II
Unrealized gains on listed securities (45% eligible)	996	1,182
Other inherent loss allowance	398	435
Cumulative preferred securities	1,115	1,178
Subordinated liabilities, if eligible according to BIS	8,597	9,193

Total supplementary capital	11,106	11,988

Total regulatory capital	35,284	33,886

[1]	Share awards included at September 30, 2006.

[2]	Share awards included at December 31, 2005.
BIS Risk Position and Capital Adequacy Ratios

in € m., unless stated otherwise	Sep 30, 2006	Dec 31, 2005

BIS risk position[1]	271,217	251,202
BIS capital ratio (Tier I + II + III)[2]	13.0%	13.5%
BIS core capital ratio (Tier I)	8.9%	8.7%

[1]	Primarily comprised of credit risk weighted assets. Also includes market risk equivalent assets of € 11.2 billion and € 10.5 billion at September 30, 2006 and December 31, 2005, respectively.

[2]	Currently we do not have Tier III capital components.

Litigation
Enron Litigation. Deutsche Bank AG and certain of its affiliates are collectively involved in more than 10 lawsuits arising out of their banking relationship with Enron Corp., its subsidiaries and certain Enron-related entities (“Enron”). These lawsuits include a series of purported class actions brought on behalf of shareholders of Enron, including the lead action captioned Newby v. Enron Corp. The first amended consolidated complaint filed in Newby named as defendants, among others, Deutsche Bank AG, several other investment banking firms, a number of law firms, Enron’s former accountants and affiliated entities and individuals and other individual defendants, including present and former officers and directors of Enron, and it purported to allege claims against Deutsche Bank AG and certain of its affiliates under federal securities laws. On June 5, 2006, the Court dismissed all of the claims in the Newby action against Deutsche Bank AG and its affiliates. On June 21, 2006, Lead Plaintiff in Newby filed a motion requesting the Court to reconsider the dismissal of Deutsche Bank AG and its affiliates from Newby.
     Also, an adversary proceeding has been brought by Enron in the bankruptcy court against, among others, Deutsche Bank AG and certain of its affiliates. In this adversary proceeding, Enron seeks damages from the Deutsche Bank entities, as well as the other defendants, for alleged aiding and abetting breaches of fiduciary duty by Enron insiders, aiding and abetting fraud and unlawful civil conspiracy, and also seeks return of alleged fraudulent conveyances and preferences and equitable subordination of their claims in the Enron bankruptcy. The Deutsche Bank entities’ motion to partially dismiss the adversary complaint is pending.
     In addition to Newby and the adversary proceeding described above, there are third-party actions and individual and putative class actions brought in various courts by Enron investors and creditors alleging federal and state law claims against Deutsche Bank AG and certain of its affiliates.
     Tax-Related Products. Deutsche Bank AG, along with certain affiliates and former employees (collectively referred to as “Deutsche Bank”), have collectively been named as defendants in more than 75 legal proceedings brought by customers in various tax-oriented transactions. Deutsche Bank provided financial products and services to these customers, who were advised by various accounting, legal and financial advisory professionals. The customers claimed tax benefits as a result of these transactions, and the United States Internal Revenue Service has rejected those claims. In these legal proceedings, the customers allege that, together with Deutsche Bank, the professional advisors improperly misled the customers into believing that the claimed tax benefits would be upheld by the Internal Revenue Service. The legal proceedings are pending in numerous state and federal courts and in arbitration, and claims against Deutsche Bank are alleged under both U.S. state and federal law. Many of the claims against Deutsche Bank are asserted by individual customers, while others are asserted on behalf of a putative customer class. No litigation class has been certified as against Deutsche Bank. The legal proceedings are currently at various pre-trial stages, including discovery.
     The United States Department of Justice (“DOJ”) is also conducting a criminal investigation of tax-oriented transactions that were executed from approximately 1997 through 2001. In connection with that investigation, DOJ has sought various documents and other information from Deutsche Bank and has been investigating the actions of various individuals and entities, including Deutsche Bank, in such transactions. In the latter half of 2005, DOJ brought criminal charges against numerous individuals based on their participation in certain tax-oriented transactions while employed by entities other than Deutsche Bank. In the latter half of 2005, DOJ also entered into a Deferred Prosecution Agreement with an accounting firm (the “Accounting Firm”), pursuant to which DOJ agreed to defer prosecution of a criminal charge against the Account-

ing Firm based on its participation in certain tax-oriented transactions provided that the Accounting Firm satisfied the terms of the Deferred Prosecution Agreement. On February 14, 2006, DOJ announced that it had entered into a Deferred Prosecution Agreement with a financial institution (the “Financial Institution”), pursuant to which DOJ agreed to defer prosecution of a criminal charge against the Financial Institution based on its role in providing financial products and services in connection with certain tax-oriented transactions provided that the Financial Institution satisfied the terms of the Deferred Prosecution Agreement. Deutsche Bank provided similar financial products and services in certain tax-oriented transactions that are the same or similar to the tax-oriented transactions that are the subject of the above-referenced criminal charges. Deutsche Bank also provided financial products and services in additional tax-oriented transactions as well. DOJ’s criminal investigation is on-going.
     Philipp Holzmann AG. Philipp Holzmann AG (“Holzmann”) was a major German construction firm which filed for insolvency in March 2002. Deutsche Bank had been a major creditor bank and holder of an equity interest of Holzmann for many decades, and, from April 1997 until April 2000, a former member of Deutsche Bank AG’s Management Board was the Chairman of its Supervisory Board. When Holzmann had become insolvent at the end of 1999, a consortium of banks led by Deutsche Bank participated in late 1999 and early 2000 in a restructuring of Holzmann that included the banks’ extension of a credit facility, participation in a capital increase and exchange of debt into convertible bonds. The restructuring package amounted to about € 1.6 billion in which Deutsche Bank participated with € 547 million. In March 2002, Holzmann and several of its subsidiaries, including in particular imbau Industrielles Bauen GmbH (“imbau”), filed for insolvency. As a result of this insolvency, the administrators for Holzmann and for imbau and a group of bondholders have informed Deutsche Bank they are asserting claims against it because of its role as lender to the Holzmann group prior to and after the restructuring and as leader of the consortium of banks which supported the restructuring. The purported claims include claims that amounts repaid to the banks constituted voidable preferences that should be returned to the insolvent entities and claims of lender liability resulting from the banks’ support for an allegedly infeasible restructuring. Deutsche Bank is in ongoing discussions and several parties filed lawsuits against it.
     The administrator for imbau filed a lawsuit against Deutsche Bank in August 2004 alleging that payments (including interest) of € 77 million received by Deutsche Bank in respect of a loan extended to imbau until 1998 and in connection with a real estate transaction that was part of the restructuring constituted voidable preferences that should be returned to the insolvent entity. Several bondholders filed a lawsuit against Deutsche Bank in December 2005 seeking damages of €  53 million because of its allegedly unlawful support of Holzmann’s 1999/2000 restructuring. Additionally, Gebema N.V. filed a lawsuit in 2000 seeking compensation for alleged damages of €  187 million against Deutsche Bank alleging deficiencies in the offering documents based on which Gebema N.V. had invested in equity and convertible bonds of Holzmann in 1998.

     General. Due to the nature of its business, Deutsche Bank Group is involved in litigation, arbitration and regulatory proceedings in Germany and in a number of jurisdictions outside Germany, including the United States, arising in the ordinary course of business, including as specifically described above. In accordance with applicable accounting requirements, we provide for potential losses that may arise out of contingencies, including contingencies in respect of such matters, when the potential losses are probable and estimable. Contingencies in respect of legal matters are subject to many uncertainties and the outcome of individual matters is not predictable with assurance. Significant judgment is required in assessing probability and making estimates in respect of contingencies, and our final liabilities may ultimately be materially different. Our total liability recorded in respect of litigation, arbitration and regulatory proceedings is determined on a case-by-case basis and represents an estimate of probable losses after considering, among other factors, the progress of each case, our experience and the experience of others in similar cases, and the opinions and views of legal counsel. Predicting the outcome of our litigation matters is inherently difficult, particularly in cases in which claimants seek substantial or indeterminate damages. Although the final resolution of any such matters could have a material effect on the Group’s consolidated operating results for a particular reporting period, the Group believes that it should not materially affect its consolidated financial position. In respect of each of the matters specifically described above, each of which consists of a number of claims, it is our belief that the reasonably possible losses relating to such claim in excess of our provisions are either not material or not estimable.
Terrorist Attacks in the United States
As a result of the terrorist attacks in the United States on September 11, 2001, several of the Group’s office buildings as well as a leased property were severely damaged or destroyed. Costs incurred by the Group as a result of the terrorist attacks include, but are not limited to, write-offs of fixed assets, expenses incurred to replace fixed assets that were damaged, relocation expenses, and expenses incurred to secure and maintain the damaged properties. The Group made claims for these costs through its insurance policies. Refer to our Financial Report 2005 on page 156 and our SEC Form 20-F of March 23, 2006 on page F-83 for a detailed description of the “terrorist attacks in the United States”.
     During the third quarter 2006, the Group reached a final settlement with the two remaining insurers (settlements were agreed with two other insurers in prior years). The final settlement resolved all outstanding claims and resulted in the receipt of U.S.$ 150 million during the third quarter 2006. Through September 30, 2006, the Group received aggregated payments from the four insurers and the Lower Manhattan Development Corporation (LMDC) totaling U.S.$ 1.0 billion. These proceeds for the resolved portions of its claims exceeded the total amount of the net receivable on the balance sheet for asset write-offs, environmental, consulting, and other costs. The final settlement for the equivalent of approximately € 125 million was recorded as revenues in the third quarter 2006.

Other Information
Supervisory Board
Prof. Dr. Paul Kirchhof was a member of the Supervisory Board until July 15, 2006. Prof. Dr. Theo Siegert was appointed by the court as a new member from July 16, 2006 until the end of our Annual General Meeting on May 24, 2007.
Value-at-risk of Trading Units1, 2

			Interest rate		Equity price			Foreign	Commodity
		Total		risk		risk	exchange risk		price risk
in € m.	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005

Average[3]	68.4	65.8	51.4	52.8	38.8	33.3	15.0	10.3	12.9	7.0
Maximum[3]	77.7	79.2	66.1	61.6	47.7	43.1	46.2	18.2	25.0	11.3
Minimum[3]	58.3	57.8	42.1	41.9	31.4	22.9	4.5	5.5	8.1	3.5
Period-end[4]	67.0	69.8	51.2	55.3	42.3	32.8	5.6	12.9	8.7	9.6

[1]	All figures for 1-day holding period; 99% confidence level.

[2]	Value-at-risk is not additive due to correlation effects.

[3]	Amounts show the bands within which the values fluctuated during the period January 1 to September 30, 2006 and the year 2005, respectively.

[4]	Figures for 2005 as of December 31, 2005; figures for 2006 as of September 30, 2006.

RoE Target Definition
During the implementation of our “transformation strategy” started in 2002, the Group disclosed its financial results on a U.S. GAAP basis and additionally on an underlying basis. After the completion of our transformation strategy, our underlying results and our reported U.S. GAAP results have substantially converged.
     In light of this convergence, our pre-tax RoE target of 25% was defined as pre-tax income on a reported U.S. GAAP basis before restructuring charges and substantial gains from industrial holdings divided by average active equity.
     Below is a table which reconciles our pre-tax U.S. GAAP results to the adjusted results used for target tracking purposes.

	Three months ended		Nine months ended
in € m., unless stated otherwise	Sep 30, 2006	Sep 30, 2005	Sep 30, 2006	Sep 30, 2005

Reported income before income taxes[1]	1,780	1,878	6,252	5,075
Add (deduct):
Restructuring activities (Business Realignment Program-related)	18	156	118	440
Substantial gains from industrial holdings	(92)	(337)	(92)	(337)
Income before income taxes (target definition)	1,706	1,698	6,277	5,178

Average active equity	26,707	25,687	26,379	24,505
Pre-tax return on average active equity (target definition)	25.6%	26.4%	31.7%	28.2%

[1]	Income before income tax expense and cumulative effect of accounting changes.
We continue to disclose the Group’s underlying results to permit the reader to compare current results to those previously disclosed on an underlying basis. In addition, we continue to report the results of our business segments on an underlying basis because that is the measure used internally by management to monitor the financial performance of those segments.

Reconciliation of Reported to Underlying Results
This document contains non-U.S. GAAP financial measures, including underlying revenues, provision for credit losses, operating cost base, underlying pre-tax profit, average active equity and related ratios. Set forth below are
-	definitions of such non-U.S. GAAP financial measures,

-	reconciliation of such measures to the most directly comparable U.S. GAAP financial measures.
Definitions of Financial Measures
We use the following terms with the following meanings:
-	Underlying revenues: Net revenues less specific revenue items as referred to in the respective tables net of policyholder benefits and claims (reclassified from noninterest expenses).

-	Provision for credit losses: Provision for loan losses plus provision for off-balance sheet positions (reclassified from noninterest expenses).

-	Operating cost base: Noninterest expenses less provision for off-balance sheet positions (reclassified to provision for credit losses), policyholder benefits and claims (reclassified to underlying revenues), minority interest, restructuring activities, goodwill impairment/impairment of intangibles and provisions relating to grundbesitz-invest in the fourth quarter of 2005 and related releases. Non-compensation noninterest expenses is noninterest expenses less compensation and benefits, and non-compensation operating cost base is operating cost base less compensation and benefits.

-	Underlying pre-tax profit: Income before income taxes less restructuring activities, goodwill impairment/impairment of intangibles, provisions relating to grundbesitz-invest in the fourth quarter of 2005 and related releases, and specific revenue items as referred to in the respective tables.

-	Underlying cost/income ratio in %: Operating cost base as a percentage of underlying revenues. Cost/income ratio in %, which is defined as total noninterest expenses as a percentage of total net revenues, is also provided.

-	Underlying compensation ratio in %: Compensation and benefits as a percentage of underlying revenues. Compensation ratio in %, which is defined as compensation and benefits as a percentage of total net revenues, is also provided.

-	Underlying non-compensation ratio in %: Non-compensation operating cost base as a percentage of underlying revenues. Non-compensation ratio in %, which is defined as non-compensation noninterest expenses as a percentage of total net revenues, is also provided.

-	Average active equity: The portion of adjusted average total shareholders’ equity that has been allocated to a segment pursuant to the Group’s capital allocation framework. The overriding objective of this framework is to allocate adjusted average total shareholders’ equity based on the respective goodwill and other intangible assets with indefinite useful lives as well as the economic capital of each segment. In the second quarter of 2005, the measurement of operational risk has been further refined as part of the bank’s Basel II preparation for the Advanced Measurement Approach. This refinement resulted in no material change in the operational risk economic capital for the Group but a higher allocation of operational risk economic capital to CB&S and reductions in other segments. In determining the total amount of average active equity to be allocated, average total shareholders’ equity is adjusted to exclude average unrealized net gains on securities available for sale, net of applicable tax and other, and average dividend accruals.

–	Adjusted return on average active equity (after tax) in %: Net income (loss) less the reversal of 1999/2000 credits for tax rate changes and the cumulative effect of accounting changes, net of tax, (annualized) as a percentage of average active equity. Underlying pre-tax return on average active equity in %: Underlying pre-tax profit (annualized) as a percentage of average active equity. Pre-tax return on average active equity in %, which is defined as income before income taxes (annualized) as a percentage of average active equity, is also provided. These returns, which are based on average active equity, should not be compared to those of other companies without considering the differences in the calculation of such ratios. Our capital allocation framework does not allocate all average active equity to the segments. As a result, the weighted average of the segment pre-tax return on average active equity will be larger than the corresponding pre-tax return on average active equity of the Group.
–	Underlying profit margin in %: Underlying pre-tax profit as a percentage of underlying revenues. Profit margin in %: Income before income taxes as a percentage of net revenue.
Management uses these measures as part of its internal reporting system because it believes that such measures provide it with a more useful indication of the financial performance of the business segments. The Group discloses such measures to provide investors and analysts with further insight into how management operates our businesses and to enable them to better understand our results. The rationale for excluding certain items in deriving the measures above are provided in our SEC Form 20-F of March 23, 2006 on pages F-60 and F-61 and in our Financial Report 2005 on pages 137 to 139.

Reconciliation of Reported to Underlying Results
Set forth below are the reconciliations of non-U.S. GAAP financial measures to the most directly comparable U.S. GAAP financial measures.

	Three months ended		Change	Nine months ended		Change
	Sep 30,	Sep 30,	in %	Sep 30,	Sep 30	in %
in € m.	2006	2005		2006	2005

Reported net revenues[1]	6,391	6,617	(3)	21,182	19,102	11
Add (deduct):
Net (gains) losses on securities available for sale/industrial holdings including hedging	(114)	(342)	(67)	(122)	(429)	(72)
Significant equity pick-ups/net gains from investments[2]	(53)	(51)	3	(232)	(95)	144
Net gains from businesses sold/held for sale	—	(49)	N/M	(35)	(49)	(30)
Net (gains) losses related to premises	—	(16)	N/M	2	(55)	N/M
Policyholder benefits and claims[3]	(11)	(11)	1	(40)	(34)	17
Underlying revenues	6,213	6,149	1	20,755	18,439	13

Reported provision for loan losses	101	87	16	206	256	(19)
Provision for off-balance sheet positions[4]	(32)	4	N/M	(55)	(4)	N/M
Provision for credit losses	70	91	(23)	152	252	(40)

Reported noninterest expenses	4,510	4,652	(3)	14,724	13,771	7
Add (deduct):
Restructuring activities	(18)	(156)	(88)	(118)	(440)	(73)
Goodwill impairment/impairment of intangibles	—	—	N/M	—	—	N/M
Provision for real estate fund investor compensation	28	—	N/M	33	—	N/M
Minority interest	(3)	(11)	(72)	(27)	(32)	(18)
Policyholder benefits and claims[3]	(11)	(11)	1	(40)	(34)	17
Provision for off-balance sheet positions[4]	32	(4)	N/M	55	4	N/M
Operating cost base	4,537	4,471	1	14,627	13,268	10

Reported income before income taxes[5]	1,780	1,878	(5)	6,252	5,075	23
Add (deduct):
Net (gains) losses on securities available for sale/industrial holdings including hedging	(114)	(342)	(67)	(122)	(429)	(72)
Significant equity pick ups/net gains from investments[2]	(53)	(51)	3	(232)	(95)	144
Net gains from businesses sold/held for sale	—	(49)	N/M	(35)	(49)	(30)
Net (gains) losses related to premises	—	(16)	N/M	2	(55)	N/M
Restructuring activities	18	156	(88)	118	440	(73)
Goodwill impairment/impairment of intangibles	—	—	N/M	—	—	N/M
Provision for real estate fund investor compensation	(28)	—	N/M	(33)	—	N/M
Underlying pre-tax profit	1,603	1,576	2	5,949	4,886	22

N/M — Not meaningful

[1]	Net interest revenues before provision for loan losses and total noninterest revenues.

[2]	Includes net gains/losses from significant equity method investments and other significant investments.

[3]	Policyholder benefits and claims are reclassified from “Noninterest expenses” to “Underlying revenues”.

[4]	For purpose of the presentation of the operating cost base, provision for off-balance sheet positions is reclassified from “Noninterest expenses” to “Provision for credit losses”.

[5]	Income before income tax expense and cumulative effect of accounting changes.

Reconciliation of Group Reported and Underlying Ratios

	Three months ended			Nine months ended
in € m.	Sep 30, 2006	Sep 30, 2005	Change	Sep 30, 2006	Sep 30, 2005	Change

Reconciliation of cost ratios:
Reported noninterest expenses	4,510	4,652	(3)%	14,724	13,771	7%
Deduct:
Compensation and benefits	2,801	2,737	2%	9,513	8,375	14%
Non-compensation noninterest expenses	1,709	1,915	(11)%	5,211	5,396	(3)%

Add (deduct):
Restructuring activities	(18)	(156)	(88)%	(118)	(440)	(73)%
Goodwill impairment/impairment of intangibles	—	—	N/M	—	—	N/M
Provision for real estate fund investor compensation	28	—	N/M	33	—	N/M
Minority interest	(3)	(11)	(72)%	(27)	(32)	(18)%
Policyholder benefits and claims	(11)	(11)	1%	(40)	(34)	17%
Provision for off-balance sheet positions	32	(4)	N/M	55	4	N/M
Non-compensation operating cost base	1,737	1,733	0%	5,115	4,894	5%

Cost/income ratio	70.6%	70.3%	0.3 ppt	69.5%	72.1%	(2.6)ppt
Underlying cost/income ratio	73.0%	72.7%	0.3 ppt	70.5%	72.0%	(1.5)ppt
Compensation ratio	43.8%	41.4%	2.4 ppt	44.9%	43.8%	1.1 ppt
Underlying compensation ratio	45.1%	44.5%	0.6 ppt	45.8%	45.4%	0.4 ppt
Non-compensation ratio	26.7%	28.9%	(2.2)ppt	24.6%	28.2%	(3.6)ppt
Underlying non-compensation ratio	27.9%	28.2%	(0.3)ppt	24.6%	26.5%	(1.9)ppt

Reconciliation of profitability ratios:
Net income	1,236	991	25%	4,172	3,042	37%
Add (deduct):
Reversal of 1999/2000 credits for tax rate changes	(1)	302	N/M	(1)	333	N/M
Cumulative effect of accounting changes, net of tax	—	—	N/M	(46)	—	N/M
Adjusted net income	1,235	1,293	(4)%	4,125	3,375	22%

Average shareholders’ equity	29,967	28,610	5%	30,231	27,263	11%
Add (deduct):
Average unrealized gains on securities available for sale, net of applicable tax	(2,050)	(2,155)	(5)%	(2,310)	(1,780)	30%
Average dividend accruals	(1,210)	(769)	57%	(1,541)	(978)	58%
Average active equity	26,707	25,687	4%	26,379	24,505	8%

Return on average shareholders’ equity (after tax)	16.5%	13.9%	2.6 ppt	18.4%	14.9%	3.5 ppt
Adjusted return on average active equity (after tax)	18.5%	20.1%	(1.6)ppt	20.8%	18.4%	2.4 ppt

Pre-tax return on average shareholders’ equity	23.8%	26.3%	(2.5)ppt	27.6%	24.8%	2.8 ppt
Pre-tax return on average active equity	26.7%	29.2%	(2.5)ppt	31.6%	27.6%	4.0 ppt
Underlying pre-tax return on average active equity	24.0%	24.5%	(0.5)ppt	30.1%	26.6%	3.5 ppt

Profit margin	27.9%	28.4%	(0.5)ppt	29.5%	26.6%	2.9 ppt
Underlying profit margin	25.8%	25.6%	0.2 ppt	28.7%	26.5%	2.2 ppt

ppt – percentage points            N/M – Not meaningful

Impressum

Deutsche Bank Aktiengesellschaft
Taunusanlage 12
Germany
60262 Frankfurt am Main
Telephone: +49 69 9 10-00
deutsche.bank@db.com

Investor Relations:
+49 69 9 10-3 80 80
db.ir@db.com

The Interim Report on the Internet:
www.deutsche-bank.com/3Q2006
Cautionary statement regarding forward-looking statements

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this presentation that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our management agenda, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 23, 2006 on pages 7 through 13 under the heading “Risk Factors”. Copies of this document are available upon request or can be downloaded from www.deutsche-bank.com/ir.